MANDALAY RESORT GROUP 2004 ANNUAL REPORT

04



table of contents



Mandalay produced a breakout earnings performance in fiscal 2004 and is on course for more of the same in fiscal 2005. This momentum has derived mainly from our distinctive positioning on the Las Vegas Strip, and has been buttressed by new product introductions like our Convention Center at Mandalay Bay (January 2003) and THEhotel at Mandalay Bay (December 2003). Having established our core Mandalay Mile, we have added new components that are driving incrementally higher returns on our total capital employed.

Meanwhile, our stalwarts like Luxor and Excalibur have been doing their share in driving this upsurge, topping the best results they've achieved in the past. As the Las Vegas market has snapped back, Mandalay's portfolio of branded resort destinations has outpaced its pack of competitors. Our rate of return on invested assets began a definite climb two years ago, and we expect to continue this assent in the current year and beyond, if existing conditions play forward. By next year, it's conceivable that, inside of a three-year span, our company will have doubled its earnings.

As the Las Vegas market has snappe[d] back, Mandalay's portfolio of branded resort destinations has outpaced its pack of competitors[.]

New Cultural Experience

The Las Vegas Strip isn't what it used to be. It's better. Visitors to Las Vegas numbered more than 35 million last year and should approach a record 38 million this year drawn increasingly to the city's total entertainment experience. In a world where the slot machine has become ubiquitous, Las Vegas thrives by presenting a different quality of experience, engaging customers in theatrical environments they can't find nearer to where they live.

These days, the sophisticated nature of retailing dictates that a company must compete either on convenience or on entertainment value. Las Vegas has arguably taken the title as America's entertainment leader, and Mandalay today exemplifies what makes Las Vegas succeed in practice. We decided five years ago to become a marketing organization that invests in brand-building and entertainment value, rather than remain just a casino company.

Brands for Our Future

Clearly, our brand leader, Mandalay Bay, has taken huge strides in its mere five years of existence. This resort is known the world around for its hip and happening personality, perhaps summarized as the American style of cool. This resort, as we put it, wears shades. The following photo essay (p.7) depicts how we evoke that certain feeling. If nothing changes over the course of this year, Mandalay Bay's results should handily surpass last year's record results.

Last year, each of our five resorts on the Las Vegas Strip grew their prices as measured by REVPAR – revenue per available room – faster than the competitors in their class. We own twice as many rooms as we do slot machines in Las Vegas, and it's the hotel side that's sexy nowadays. And, somewhat paradoxically, our most plentiful inventory (rooms) bears the highest scarcity value. Historically, Las Vegas has realized a consistent 5% annual uptrend in room rates. As the city's convention business grows, and with our primary customers being baby boomers in their 40s and 50s, just reaching their best spending years as far as entertainment goes, we believe room rates are destined to keep rising at a brisk clip. Indeed, growth in room rates on the Las Vegas Strip could well exceed national averages in the hotel industry by 50% or more in the near term. After all, the number of new rooms coming onto the Las Vegas Strip looks to be light by historical measures.

Profit Margins

Mandalay Bay is known the world around for its hip and appening personality, perhaps summarized as the American style of cool.

Our incremental profit margin on hotel rooms is dramatic. This year alone, our composite profit margin for the company should expand significantly if our room rates on the Strip go up by close to 10%. This is also a year when three-quarters of our company's profits are expected to be attained on the Las Vegas Strip.

From end to end on the Las Vegas Strip, Mandalay specializes in giving its customers a bigger time for their money. We've defined a corporate strategy of matching ourselves to the rising expectations of an ever-smarter consumer. What's improved for ordinary Americans over the years is their opportunity to acquire exciting varieties of leisure, formerly a province of elite wealth. We operate resorts aimed at multiple segments of this vast market for destination entertainment, and excel at it--from our 35-year-old Circus Circus, still running strong, on up to Mandalay Bay. And at every property, we try to surprise our customers with a little more each time they visit us.

Other Earnings Levers

Other components of our positive earnings story derive from the financial side of the company. We have repurchased 34 million of our shares since 2000 (at an average price of around $22), and over the most recent couple of years, we have restructured our debt, shaving over 100 basis points off our weighted average cost of borrowing and cutting interest costs by $30 million on an annualized basis. Together, these actions leveraged our solid revenue growth into even more sizeable earnings growth last year, an effect we expect to continue going forward.

Last June, we initiated a $.23 per share quarterly dividend (a 3% annual yield at the time) and subsequently raised that payout twice, to the current $.27 quarterly dividend per share. Our shareholders can expect Mandalay to continue to deliver value back to them through dividend payments, especially as our results continue to climb.

Our incremental profit margin on hotel rooms is dramatic, and our composite profit margin this year should expand significantly if our room rates on the Strip go up by close to 10%.

Next Projects

We don't have a new, large-scale project at hand this year. We estimate that it will take another year to reach our target utilizations – and rates of return – for both our Convention Center at Mandalay Bay and THEhotel at Mandalay Bay. At this juncture, we are confident that our 20% return goal will be accomplished that quickly, on roundly $500 million in investment. Next up, we'd likely finish out Mandalay Mile with one more destination resort adjacent to Mandalay Bay.

Beyond Las Vegas, we stand ready to construct a permanent casino in Detroit, by expanding MotorCity Casino where it sits. However, a settlement agreement that would permit us to move forward remains tied up in the courts. Once a final resolution is reached, we will commence with our planned expansion, which will involve a hotel tower and additional public facilities. We will use project-specific financing for this expansion. Meanwhile, MotorCity keeps delivering impressive operating results.

We are a company built on the full efforts of 35,000 people who come to work to gain the trust and appreciation of our customers. We believe our repeat-customer rate at our properties, both in Nevada and beyond, stands at the fore of the industry. We make our money when customers like what they get, wish they could stay longer and plan to come back soon. That result takes talent and dedication throughout our corps, and we thank our people once again for stepping up.



Glenn Schaeffer
President and
Chief Financial Officer

Michael S. Ensign
Chairman of the Board,
Chief Executive Officer
and Chief Operating Officer

William A. Richardson
Vice Chairman of the Board



Earlier this year, the company asked cultural critic Dave Hickey for his thoughts on the New Las Vegas. Mr. Hickey has written extensively on car design, rock and roll, television, and contemporary art. He won a "MacArthur Genius" award in 2001 and he teaches in the Institute of Modern Letters at the University of Nevada, Las Vegas.

Q

What drives the cultural evolution of great American cities?

Dave Hickey



For cities, there are parameters in place for achieving cultural excellence. First, it takes plenty of money and a will to use it. Since ascendancy of Florence in the fifteenth century, the expansion of cultural resources has depended on an entrepreneurial private sector with world-class aspirations. In every case, this class has invested substantial resources into daring (which is to say, new and different) activities because they believe in an eventual bankable outcome. Here is the formula: highly visible spectacles embody mercantile risk and power, and they are mutually reinforcing. Times are good, leaders are brave, new and better things are invented, people are empowered.

The second requirement of cultural growth is that the people who oversee this adventure be shrewd and cosmopolitan. The idea, after all, is to achieve cultural preeminence and for a city to assert "hub" status, and this doesn't happen just anywhere or very often. Local authorities can't do it. Among Florentine venture capitalists, we saw this self-interested aspiration to become a cultural 'center of the universe,' then again among their Venetian equivalents in the sixteenth century, and yet again in Amsterdam in the seventeenth. All of these entrepreneurs saw culture to be in their best interests as capitalists.

There are caveats, however. Conditions for cultural adventurism don't always abound. They existed during the Renaissance (1400 to 1650) and during the Modern period (from 1850 to the present). These are great periods in Western cultural production and, during these times, artistic culture and mercantile culture were inextricable. But 1650 to 1850, when culture was essentially a state-sponsored industry, under autocratic regimes, you didn't see epic results. Public patronage doesn't produce the same results as motivated, money-making entrepreneurs.

Las Vegas has become, in its way, a cultural phenomenon where aspirational consumers of pleasure have never before experienced as many choices for what they see, eat and feel.

Checking in (and checking out the scene) at THEhotel at Mandalay Bay.

Is Las Vegas on its way to greatness?

Q

Dave Hickey

It very well could be. It has bold entrepreneurs, creative merchants of pleasure, and a vast *tsunami* of discretionary income among its visitors. It has the democratic mercantile virtues. Like Paris, London and New York during their rise, culture is regarded as a way of showing off and a way of making things change. Vegas is also like these cities in its clear identity, its sense of self. Citizens see themselves playing "roles" in the life of the city—roles that now have entered the folklore of network television. Visitors, meanwhile, see the city as their heart's desire.

All in all, Las Vegas has some virtues and some opportunities. But more critically, it has virtues and opportunities that other cities don't. It's so new that expanding its cultural breadth doesn't threaten any status quo bureaucracy or incumbent leadership with a competing public tradition or mission to uphold. There are no fundamentalist agendas or traditions in place to flatten the arc of its cultural vitality. Las Vegas operates by pure, private, radical initiative and so has become a serious work-in-progress on the landscape of contemporary high culture.

Best, Vegas is doing it right. As a local entrepreneur remarked to me several years ago, "Americans aren't sheep. They are frontiersmen. So you don't lead them by getting out in front with a flag. You move to the edge, declare *that* the center and they will come." And they have.



The difference in High and Pop culture can be as simple as Texas Hold'em compared to video slots. But billiards can be played in tuxedos, for that matter, blurring the distinctions.





All of these "high culture" activities have suddenly appeared in Las Vegas, from five-star cuisine to legitimate theater to art destinations. Are we an exceptional instance?

Dave Hickey



At first glance, this burst of activity may strike us as amazing. But artistic culture (and the Las Vegas Strip is more and more an artistic production) is inextricable from commercial culture. Art follows the money, so does good food. In nineteenth-century Paris (whose architectural core was every bit as invented as the Las Vegas Strip is today) a strong and resourceful commercial community generated and attracted disposable income as never before in history. Until Las Vegas, indeed Paris was the world's premier destination for consumers of pleasure. Believe me, Parisian artists, dealers and entertainment purveyors rapidly figured how to sell to rising tastes after 1850. Modern art, literary salons, dancehalls and theatres evolved there and competed for prestige as well as for this genuinely disposable income. Desire itself became the product, marketed by changing styles and fashions, promotion, price diversity and niche marketing.

Viva Las Vegas?

Dave Hickey

Look, only a hundred years or so in the past, aristocrats were soaking up all the fun in the world. Your fun (because you were a working dude) slowed down *their* production; it was a violation of religious manners and the Protestant work ethic. So, you were not supposed to "waste" money on non-utilitarian functions, like recreation. Today, in a more global economy, where freedom is better distributed, casual or leisure expenditures count as a kind of democratic power. Thanks to a phenomenon like Las Vegas, consumers have something to say about what they see, eat and feel. We commoners never had it so good. Vegas is like a permanent version of the Roman Saturnalia, where slaves took the role of masters for a couple of days. Today, in Las Vegas, we can all be masters of getting in on the fun.

A contemporary palette has elevated Las Vegas of late, exemplified in THEhotel's crisp aesthetic and extra-sized suites. Commercial culture has indeed intersected with artistic culture.

So the customers and the entrepreneurs, we are in this creative phase together?

Q

Dave Hickey

Well, a marketplace is not just a place where things are sold, it is a place where they are not sold as well. Real and enthusiastic exchange is more special than we generally think. The entrepreneurs here made a galactic bet on a challenging present aiming at a more profitable future. Five years ago nothing quite like Mandalay Bay had ever been built before; it changed what a resort could represent, and it demonstrated an ability to see the world differently. There's a lot of anxiety and risk involved with such a bet. Cultural adventures are never safe. They are unsafe by definition, in fact, and they can't be financed on the cheap. They are not cheap by definition.

In response to that entrepreneurial wager, consumers are buying into this new thing, pursuing a different level of experience, or, let's say, a more layered form of pleasure. Don't forget that pleasure creates its share of anxiety for consumers. As Americans, we haven't been off the farm all that long, maybe a hundred and fifty years—the approximate age of the culture industry. As the song says, "how we gonna keep em down on the farm after they've seen Paree?" (Read Vegas.)

THEcafe in THEhotel brings theatricality to everyday dining.





Q Certainly, Las Vegas stands out as the global icon of popular culture. How does more sophistication fit in?

Dave Hickey

Paté is not hamburger. Gucci is not Sears. Champagne is not Bud Light. But pleasure is pleasure, and our experience of pleasure, if we have enough of it, refines our taste (without abolishing our penchant for junk food). People wear things out experientially, so it's not unreasonable to propose that Vegas, having pretty much cornered America popular culture, might branch out and up. It might offer to the world the pleasures of Western culture in its highest sense. A painting by Norman Rockwell and a painting by Jackson Pollock aren't, after all, different things in kind. They differ in quality and refinement. One doesn't preclude the other. One is the road to the other.

Las Vegas has a leg up. Unlike any other industrial or post-industrial cityscape, Las Vegas aspires to a condition of artistic visibility—a condition of pleasurable, anxious overload. It's no surprise to me that the Strip keeps getting better and more effective by becoming more risky and edgy, more refined, and in the end, more valuable.

"Look, it's only been a hundred years or so that aristocrats didn't soak up all the world's fun."

The BATHHOUSE spa at THEhotel.

Then, you predict still more innovation for the Strip?

Dave Hickey

It can't *not* innovate. Visual culture is a refining addiction. We don't so much want more as we want new, different and better. In the realm of visible culture, where Las Vegas occupies the prime territory, Gresham's Law doesn't apply. [That economic law states that bad money drives out good.] Good art always drives out the bad stuff, so you simply cannot hang your big Jackson Pollock in your grandma's living room. You must make changes and adjustments. Accordingly, good art and visual innovation cause escalating standards in what people want to see next and what they'll readily pay more for. I see neon coming back, for instance, but new, sleek, stylish, different neon.



Moorea at Mandalay Bay has brought topless (not shown) back to the beach. How are you going to keep 'em down on the farm once they've seen the New Las Vegas?




MANDALAY BAY

In visible culture, do you see a continuum between High and Pop?

Dave Hickey



Mulholland

Sure, high culture is just more anxious and more expensive. We all consume popular culture. Those of us who are less risk averse consume a little high culture as well. My position is that Vegas is educating high-culture consumers, preparing them for that level of excitement, so it should probably exploit the market it's creating. It seems to me that the optimal agenda for the Las Vegas Strip, and particularly for a company like Mandalay Resort Group, would be to satisfy the needs and stimulate the desires of the base consumer market by stretching the boundaries and blurring them. High and Pop culture are neither opposed to one another nor mutually exclusive: The Opera House in Paris has its adjacent discos. Cadillac sales do not impact those of Chevrolet. They all participate in the long spectrum of democratic aspiration.

Mandalay Place has introduced a retailing destination that emphasizes what's new and different, while connecting the company's two biggest profitmakers, Mandalay Bay and Luxor.

These markets are different, however. I'd guess that five or ten high-culture patrons on the Strip can bring as much discretionary income into these resorts as a hundred or more pop-culture patrons, who aren't as predisposed to spend their money the same way, or in similar quantity. Both markets are reliable and profitable. Ideally, one becomes the other.

What's our strategic advantage in the *New* Las Vegas?

Dave Hickey

In the last fifteen years, Las Vegas has become the single, exclusive vendor of primal American thrills. It has achieved this status because of great entrepreneurial vision, but also by attrition, if you will. Most American cities in that time have settled down into protective suburban zones of bland green belts, phony lakes and dull signage. It's like they took the fun zone and horse races out of the state fair and left only the garden show. Las Vegas is sitting out here in the desert in this business of promising a refuge for every fun-seeker, a sort of repository of everything we've ever loved. It is easier to use and more congenial than New York and LA, with the same resources. It is far more exciting than Minneapolis or Denver or Phoenix.



What's true in fine art also applies to the Las Vegas Strip: Stretch the boundaries of aesthetic content and they will come.


JAMES ROSENQUIST
AUMAN
DENBURG
SCHENBERG



Q

And we have suburbs too...

Dave Hickey

Yeah, well, suburbs are part of the hook to live here, but nobody's flying in on holiday to get a load of those. I mean, let's face it, at some point in the recent past either we or one of our ancestors left the farm in search of a fancier life in the new world—something more self-expressive, more dynamic, more colorful, more costly than the old life at home. That new world was the big city, distinctly set apart from the repressive environments of small-town America. You could live it up out there in the bright lights, with a bracing dose of anxiety tossed in. Recently, our migration has gone backward toward kitted-up bucolic scenes, however fake. This has quantitatively depleted the real energy from American cities. No smoking in Minneapolis, okay. But no smoking in New York! The Apple, fruit of temptation, we're talking about? You're playing the roller-coaster markets and you can't smoke?

The country's most intriguing wine store is ***55°*** *in Mandalay Place, where knowledge, taste and sophisticated consumption meet.*

Everywhere else, it's no fun anymore. The night time (as the right time) is being denied to us again, so if, as Wilson Pickett suggests, we wait till the midnight hour, we better not go out, because there's no place to go. It's gotten so bad that the novelist Anne Rice, of vampire fame, has moved out of the storied Garden District in New Orleans to live behind suburban gates. Where's the adventure in all that? People need a whiff of danger in their psychological lives, if only for the benefit of our species.

Q

What's most inspiring about Las Vegas, to your mind?

Dave Hickey

I really love the idea that, with a little care, a lot of money and even more vision, Vegas can be a great city before the spoilsports catch on.

FINANCIAL SUMMARY

(in thousands, except share data)	For the year ended January 31, 2004	2003	2002	2001	2000
INCOME STATEMENT DATA					
Revenues	$2,491,099	$2,354,118	$2,348,512	$2,381,139	$1,926,278
Income from operations	$ 490,441	$ 452,306	$ 351,060	$ 431,534	$ 273,736
Income before income tax	$ 232,318	$ 195,334	$ 93,006	$ 194,392	$ 103,116
Net income	$ 149,847	$ 115,603	$ 53,044	$ 119,700	$ 42,163
Basic earnings per share	$ 2.40	$ 1.71	$ .73	$ 1.53	$ .47
Diluted earnings per share	$ 2.31	$ 1.65	$ .71	$ 1.50	$ .46
BALANCE SHEET DATA					
Total assets	$4,782,496	$4,354,664	$4,032,478	$4,235,406	$4,312,278
Long-term debt	$3,001,975	$2,763,593	$2,482,087	$2,623,597	$2,691,292
Stockholders' equity	$1,030,270	$ 882,929	$ 940,609	$1,068,940	$1,187,780
Shares outstanding at year end	65,411,977	62,572,166	68,355,820	76,276,236	89,869,797
OTHER DATA					
Cash dividends per common share	$ .75	$ —	$ —	$ —	$ —
Capital expenditures	$ 545,130	$ 300,532	$ 156,742	$ 110,220	$ 352,133
Rooms(1)	28,258	27,142	27,142	27,118	27,118
Casino space (sq. ft.)(1)	1,086,700	1,086,700	1,086,700	1,086,700	1,086,700
Employees(1)	34,352	33,569	33,267	35,455	35,815

(1) Includes 100% of joint venture properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are one of the four largest hotel/casino operators in the United States, in terms of revenues, rooms and casino space. Our operations consist of wholly owned resorts in Nevada and Mississippi, as well as jointly owned resorts in Nevada, Illinois and Michigan. Our resorts cater to a wide variety of customers, from value-oriented to high-end, and we strive to provide the best overall experience in each of the market segments in which we compete. Our core market is Las Vegas, the world's largest gaming market, where our properties are expected to generate approximately 75% of our operating income in fiscal 2005. We have the largest-scaled hotel/casino resort development in Las Vegas. Our "Mandalay Mile" consists of three interconnected megaresorts on 230 acres, and includes our flagship property, Mandalay Bay. Mandalay Bay is typically the best performer among our properties, as it possesses amenities that appeal to higher-income customers. Strong demand from this segment of our customer base has permitted us greater pricing leverage, which has helped to drive results at this property. With the recent additions of the convention center, an all-suites hotel tower and a retail center (discussed more fully under "Financial Position and Capital Resources – New Projects" below), Mandalay Bay should continue to be the leading driver of near-term growth for our company.

Our operating results are highly dependent on the volume of customers visiting and staying at our resorts, which drives results in our two principal revenue centers – the casino and the hotel. We generate approximately 50% of our revenues from gaming activities, and approximately 25% from hotel operations. The volume of casino activity is measured by "drop," which refers to amounts wagered by our customers. The amount of drop which we keep and recognize as casino revenue is referred to as our "win" or "hold." In our hotel business, the key metric is revenue per available room, or "REVPAR." REVPAR reflects both occupancy levels and room rates, each of which is impacted by customer demand, among other factors. Although the casino accounts for approximately 50% of our revenues companywide, we consider the hotel to be the principal driver of our business in the Las Vegas market. This is due to the fact that the majority of our revenues are derived from "in-house" customers, that is, customers who stay in our hotel rooms. Consequently, to the extent we can place higher-value customers in our rooms, we can generate increased revenues throughout our properties. Furthermore, due to the nature of gaming activities, we have little pricing leverage in the casino, whereas we possess significant pricing leverage in our rooms.

RISKS AND UNCERTAINTIES

Our operations are exposed to various risks, the most significant of which are increased competition, tax increases, economic downturns and future security alerts or terrorist attacks.

COMPETITION

Historically, in our core market of Las Vegas, the addition of new competing hotel/casino resorts has not had a negative effect on our operations. In fact, major new developments have typically expanded the market and actually contributed to higher results at our properties. However, the expansion of Native American gaming operations in California and our other key feeder markets has contributed to generally lower operating results at our properties in the secondary markets of Reno, Laughlin and Jean, Nevada. While most existing Native American gaming facilities in California are modest compared to our Nevada casinos, numerous Native American tribes have announced that they are in the process of constructing, developing, or are considering establishing, new large-scale hotel and gaming facilities, or expanding existing facilities, in California. For example, a significant new Native American casino development which opened in June 2003 in northern California has placed significant additional competitive pressure on our operations in the Reno market. In addition, under action taken by the National Indian Gaming Commission, gaming devices similar in appearance to slot machines which are deemed to be technical enhancements to bingo-style gaming may be used by Native American tribes without state permission, making it easier for tribes to engage in gaming. The continued growth of Native American gaming establishments in California (as well as elsewhere in the country), or the potential placement of slot machines in card rooms or racetracks in California, could have a material adverse effect on our operations.

TAXES

We pay substantial amounts of income taxes, gaming taxes, property taxes and various other taxes. Significant increases in tax rates could materially affect our results. For example, two recent increases in the gaming tax rate in Illinois have contributed to significant declines in the contribution to income from operations by Grand Victoria (our 50%-owned riverboat casino) over the past two fiscal years. Recent tax increases in Nevada have had a less significant effect. See the discussion under "Recent Tax Developments" under "Results of Operations" for additional details regarding these tax increases.

ECONOMY

Historically, there has not been a high correlation between economic conditions and our operating results. This has been true with respect to the overall U.S. economy and also the regional economies from which we derive a sizeable portion of our customers (e.g., California). However, we believe an economic downturn in the country did affect our results in the first part of fiscal 2004. Conversely, we believe the subsequent economic recovery contributed to positive results in the latter part of our fiscal year.

TERRORISM/WAR

Terrorist attacks, such as those that occurred September 11, 2001, can materially affect our operations. In that specific instance, the precipitous decline in air travel that immediately followed the attacks was particularly detrimental to the Las Vegas market, which depends on air travel for roughly 50% of its customers. This negatively affected results at our properties in fiscal 2002 and, to a lesser extent, in fiscal 2003. More recently, we believe that the war in Iraq affected our operating results in the first quarter of fiscal 2004. The intense and comprehensive media coverage of the war, along with new travel concerns associated with elevated alert levels, caused many customers to stay close to home during March and April 2003. In Las Vegas, visitor volume dropped 7.4% in March and 1.5% in April, compared to the same periods in the prior year. However, we believe the war and its aftermath did not significantly affect our results in the latter three quarters of our fiscal year, when Las Vegas visitor volume increased 2% from the previous year. We cannot predict the extent to which the aftermath of the war in Iraq, or the ongoing war on terrorism, will continue to directly or indirectly impact our operating results, nor can we predict the extent to which future security alerts or terrorist attacks may interfere with our operations.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements included in this report were prepared in conformity with accounting principles generally accepted in the United States. Certain accounting policies require us to apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, such judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from these estimates. The following is a summary of our critical accounting policies.

PROPERTY AND EQUIPMENT

We have significant capital invested in our property and equipment, which represents 75% of our total assets. We utilize our judgment in (i) determining whether an expenditure is a maintenance expense or a capital asset; (ii) determining the estimated useful lives of assets; (iii) determining the salvage values to be assigned to assets; and (iv) determining if or when an asset has been impaired. The accuracy of these estimates affects how much depreciation expense we recognize in our income statement, whether we have a gain or loss on the disposal of an asset, and whether or not we record an impairment loss related to an asset.

We review the carrying value of our property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable, based upon the estimated future cash flows expected to result from its use and eventual disposition. The factors we consider in performing this assessment include current operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. In estimating expected future cash flows, we group assets at the operating-unit level, which for most of our assets is the individual casino. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount, we recognize an impairment loss. The impairment loss recognized is the amount by which the carrying amount exceeds the fair value. The ability to accurately predict future cash flows may impact the determination of fair value and, hence, the amount of the impairment loss. Our assessment of cash flows represents our best estimate at the time of the impairment review and is consistent with our internal planning. Based upon our most recent review of the carrying values of our property and equipment, we do not believe that any additional impairments have occurred or are likely to occur in the near term.

GOODWILL AND OTHER INTANGIBLE ASSETS

Effective February 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires an annual review of goodwill and other indefinite-life intangible assets for impairment. Our initial assessment of these assets resulted in an impairment charge of $1.9 million, reflected as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003. Our subsequent annual assessment for fiscal 2003 resulted in an additional impairment charge of $5.4 million. These impairment charges were necessitated by significant declines in income from operations at the affected properties, as well as lower future expectations attributable to increased competition from Native American casinos.

The annual evaluation of goodwill and other indefinite-life intangible assets requires the use of projections about future operating results at each reporting unit to determine the assets' estimated fair value. Changes in forecasted operations can materially affect these estimates. Once an impairment of goodwill or other intangible assets has been recorded, it cannot be reversed. Based upon our annual assessment of goodwill and intangible development costs for fiscal 2004, we do not believe that there are additional impairments that have occurred or are likely to occur in the near term. We had $38.0 million in goodwill and $93.4 million in intangible development costs on our consolidated balance sheet at January 31, 2004. The goodwill relates entirely to our acquisition of Slots-A-Fun and our investment in MotorCity Casino in Detroit. The carrying value of goodwill related to those investments, relative to the market value of the other assets, is small; furthermore, operating results at these properties have historically been strong and stable.

PLAYERS' CLUB PROGRAM

Our players' club program offers incentives to customers who gamble at our casinos. Customers earn points, redeemable for cash and complimentaries, based upon their level of gambling. These points may accumulate up to a maximum of 18 months, at which time the points expire if the customer has not yet redeemed them. We accrue expense related to this program as the points are earned based upon historical redemption percentages and, in the case of complimentaries, the estimated cost of the complimentaries to be provided. The actual amount of expense can differ from the amount accrued to the extent that actual redemptions differ from historical patterns. Through fiscal 2004, approximately 81% of the points earned and available had been redeemed. The total accrued liability related to our players' club was $12.9 million at January 31, 2004, compared with $11.3 million at January 31, 2003.

BAD DEBT RESERVES

Our receivables balances relate primarily to our hotel operations and our casino operations. Historically, we have not reserved amounts related to our hotel operations, since the majority of those receivables relate to credit card transactions for which we have not historically experienced any material losses. For our casino operations, we reserve an estimated amount for receivables that may not be collected. We estimate casino bad debt reserves using a combination of specific reserves and various percentages applied to aged receivables based upon our judgment. We consider historical collection rates along with customer relationships in determining specific reserves. At January 31, 2004, we had $12.3 million in our casino bad debt reserve, representing approximately 28% of the related casino receivables. At January 31, 2003, we had $25.7 million in the reserve, representing approximately 54% of the related casino receivables. The reserve percentage was lower in fiscal 2004 because a larger portion of the casino receivables were current compared to fiscal 2003. To the extent that world events such as economic downturns, war or further terrorist attacks impact the ability of our customers to pay us, our reserves could be inadequate. However, a significant portion of our casino receivables relate to domestic play. Consequently, we believe our casino receivables are less exposed to the impact of some of these events, and that our current reserve is appropriate and reasonable based upon our experience.

SELF-INSURANCE ACCRUALS

We are self-insured, up to certain limits, for costs associated with workers' compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. At January 31, 2004, we had total self-insurance accruals reflected on our balance sheet of $10.5 million, compared with $8.0 million at January 31, 2003. We believe our estimates of future liability are reasonable based upon our methodology, which considers historical claims patterns and loss experience, among other factors. However, changes in health care costs, accident frequency and severity, and other factors could materially affect the estimate for these liabilities.

INCOME TAXES

We are subject to both federal and state income taxes. We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such a benefit is more likely than not. Otherwise, a valuation allowance is applied. At January 31, 2004, we had $34.5 million of deferred tax assets and $248.0 million of deferred tax liabilities. We believe that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, though we believe that our exposure to uncertain tax matters is immaterial.

When actual results of tax examinations differ from our estimates, we adjust the income tax provision in the period in which the examination issues are settled. In August 2002, we settled the IRS audits of our fiscal 1992 through fiscal 1995 tax returns, which did not result in a material impact on our results of operations or financial position. Additionally, in May 2003, we settled the IRS audits of our fiscal 1996 through fiscal 2000 tax returns. This settlement did not materially impact our results of operations or financial position.

CONTINGENCIES

We are involved in various legal proceedings, as more fully discussed in Note 18 of this report. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental intervention. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. We believe that any liability that may arise as a result of currently pending legal proceedings will not have a material adverse effect on our financial condition, taken as a whole.

FISCAL 2004 COMPARED WITH FISCAL 2003

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2004, we reported net income of $149.8 million, or $2.31 per diluted share, versus $115.6 million, or $1.65 per diluted share, for the year ended January 31, 2003. The principal factors which contributed to the increase in earnings were:

Strong Results at Our Las Vegas Strip Properties. Income from operations at our Las Vegas Strip properties (including our 50% share of Monte Carlo) increased $37.8 million, or 13% in fiscal 2004, driven primarily by a 14% increase in REVPAR. The new convention center and the all-suites tower at Mandalay Bay (THEhotel) contributed to a pronounced shift towards the more profitable convention customer. This significantly benefited REVPAR at Mandalay Bay and, to a lesser extent, the adjacent Luxor. We also believe that the rebound in the national economy positively affected results at all of our Las Vegas Strip properties, particularly in the latter half of our fiscal year.

Lower Average Diluted Shares Outstanding. Average diluted shares outstanding for fiscal 2004 decreased 8% from the prior year, reflecting the effect of substantial share purchases in the latter half of fiscal 2003, as well as the March 2003 settlement of our equity forward agreement pursuant to which we acquired an additional 3.3 million shares. These purchases were somewhat offset by the issuance of 6.1 million shares in fiscal 2004 pursuant to the exercise of employee stock options.

Other significant factors which affected our fiscal 2004 and 2003 results included the following:

Preopening Expenses. We recorded preopening expenses of $8.2 million in fiscal 2004 related primarily to THEhotel, which opened in December 2003 at Mandalay Bay, and Mandalay Place, the new retail center connecting Mandalay Bay and Luxor that opened in October 2003. For fiscal 2003, preopening expenses of $4.6 million related primarily to the new convention center at Mandalay Bay that opened in January 2003.

Adjustments to Carrying Values. At the end of each quarterly reporting period, we adjust the carrying value of investments associated with our Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan for senior executives, to reflect the investments' market value. These noncash adjustments (reflected in the "Interest, dividends and other income" caption in the Consolidated Statements of Income) resulted in a gain of $7.7 million in fiscal 2004 compared with a loss of $2.9 million in fiscal 2003.

Loss on Early Retirement of Debt. Results for fiscal 2004 include a loss of $6.3 million on early retirement of debt arising from the July 2003 call of our $275 million 9¼% Senior Subordinated Notes due 2005.

Write-off of Intangibles. Results for fiscal 2003 reflect the write-off of $13.0 million of intangible costs associated with MotorCity Casino in Detroit. These intangible costs represented amounts paid by Mandalay to its partner, Atwater Casino Group, in exchange for a so-called preference (applicable to predecessors of Atwater Casino Group) to develop a casino in Detroit. In early 2002, preferences of this nature were declared unconstitutional by a federal appeals court. On August 2, 2002, MotorCity signed a Revised Development Agreement with the City of Detroit which provided for the development of an expanded casino on the site of the current facility. As a result of these events, it was determined that the intangible preference had no value and should be written off.

Goodwill Impairment. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), became effective for Mandalay on February 1, 2002. Under SFAS 142, goodwill is no longer amortized, but must be reviewed at least annually for impairment. In connection with our implementation of SFAS 142, we completed an analysis of the goodwill arising from our prior acquisitions and recorded a write-off of $1.9 million, representing the unamortized goodwill associated with the June 1, 1995 acquisition of the Railroad Pass Hotel and Casino in Henderson, Nevada. This write-off was reflected as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003. Pursuant to our subsequent annual review for goodwill impairment, we recorded a write-off of $5.4 million that was reflected as an impairment loss in the fourth quarter of fiscal 2003. This latter write-off represented the unamortized goodwill associated with the February 1, 1983, acquisition of the Edgewater Hotel and Casino in Laughlin, Nevada. The write-off was necessitated by a decline in income from operations at that property, and by lower future expectations for the Laughlin market arising from increased competition from Native American casinos.

REVENUES

Revenues increased $137.0 million, or 6%, for fiscal 2004, due largely to results at our Las Vegas Strip properties. Mandalay Bay was the largest contributor, with revenues rising $91.1 million, or 16%, over the prior year. As previously noted, this property benefited substantially from the new convention center and, to a lesser extent, from the December 2003 opening of THEhotel, which together helped drive a 22% increase in room revenue at the property.

CASINO REVENUES

Casino revenues rose $20.1 million, or 2%, in fiscal 2004. In Las Vegas, Excalibur led the way with a $10.3 million, or 10%, increase in casino revenues. This increase was attributable to improved occupancy levels along with a higher hold percentage stemming from a change in the mix of pit games and slot machines. Mandalay Bay reported a $6.0 million, or 3%, increase in casino revenues, benefiting from the increased casino traffic generated by the convention center and THEhotel. Elsewhere in Nevada, casino revenues were mostly down, due to the effects of expanded Native American gaming. Meanwhile, casino revenues at the Gold Strike Resort in Tunica County, Mississippi rose $11.4 million, or 11%, driven by the upturn in the economy and increased marketing efforts, which have resulted in that property gaining market share.

HOTEL REVENUES

Hotel revenues increased $82.1 million, or 14%, in fiscal 2004. Our Las Vegas Strip properties were the source for most of the increase. REVPAR grew 14% at these properties, which accounted for approximately 20,000 rooms out of 28,258 rooms companywide (including the 50%-owned Monte Carlo). Mandalay Bay was the most significant contributor, generating an increase of $53.9 million, or 27%, driven by a 17% increase in REVPAR. As noted earlier, with the opening of the convention center and THEhotel, this property has increased its emphasis on the business and convention segment of the market, which has traditionally been willing to pay a higher rate for midweek rooms. In fiscal 2004, approximately 30% of Mandalay Bay's room nights were sold to the convention segment, compared with approximately 22% in the previous year, and we expect this percentage to rise. Hotel revenues at Mandalay Bay also include revenues related to the rental of the new convention space, which amounted to $12.4 million in fiscal 2004 compared with $1.7 million in fiscal 2003. The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2004			FYE 1/31/2003		
	Rate	Occ.%	REVPAR	Rate	Occ.%	REVPAR
Mandalay Bay	$186	86%	$161	$171	80%	$137
Luxor	$105	85%	$ 90	$ 95	84%	$ 79
Excalibur	$ 76	91%	$ 69	$ 69	90%	$ 62
Circus Circus-Las Vegas	$ 55	89%	$ 49	$ 53	89%	$ 47
Circus Circus-Reno	$ 54	77%	$ 41	$ 53	78%	$ 41
Colorado Belle	$ 29	80%	$ 23	$ 34	73%	$ 25
Edgewater	$ 29	79%	$ 23	$ 32	73%	$ 23
Gold Strike-Tunica	$ 49	82%	$ 40	$ 53	73%	$ 39
Weighted average all wholly owned properties	$ 87	84%	$ 74	$ 80	82%	$ 65
Weighted average wholly owned Las Vegas Strip properties	$104	88%	$ 92	$ 94	86%	$ 80

FOOD AND BEVERAGE REVENUES

Food and beverage revenues increased $40.6 million, or 10%, in fiscal 2004. The increase was due mainly to the expansion of Mandalay Bay's convention business following the opening of the new convention center in January 2003 and subsequent opening of THEhotel in December 2003.

OTHER REVENUES

Other revenues come principally from entertainment, amusements and retail stores, and rose $.7 million, or less than 1%, in fiscal 2004. While the successful February 2003 opening of *Mamma Mia!* generated additional entertainment revenue at Mandalay Bay, the increase was offset by the absence of a major boxing match that was held in the Events Center at Mandalay Bay during the prior year (the Oscar De La Hoya/Fernando Vargas fight).

COSTS AND EXPENSES

DEPRECIATION AND AMORTIZATION

For fiscal 2004, depreciation and amortization expense was $175.5 million versus $145.0 million in fiscal 2003. The increase of $30.5 million was due primarily to the June 30, 2003 exercise of purchase options under our two operating lease agreements, pursuant to which we paid $198.3 million to acquire the equipment under the leases. (See the discussion in "Financing Activities-Other Financing Transactions" under "Financial Position and Capital Resources" for additional details.) The resulting increase was partially offset by the reduction of depreciation expense at MotorCity Casino. Based upon a Revised Development Agreement entered into with the City of Detroit on August 2, 2002 (discussed more fully under "Financial Position and Capital Resources – New Projects"), depreciation expense related to the MotorCity Casino temporary facility was reduced prospectively. Previously, the cost of the temporary facility was being depreciated over its contractual operating term of four years, with annual depreciation expense approximating $40 million. Under the Revised Development Agreement, the existing facility will be expanded into a permanent resort (as opposed to the permanent resort being developed on a separate site as was the requirement under the original development agreement). As a result, the remaining book value of the existing facility is being depreciated over its remaining expected life, resulting in estimated annual depreciation expense of $10 million, pending construction of the expanded permanent facility or other equipment additions.

OPERATING LEASE RENT

Operating lease rent for fiscal 2004 decreased to $20.2 million from $49.1 million in fiscal 2003. The decrease was related primarily to the previously discussed June 30, 2003 termination of our operating leases. See the discussion under "Off Balance Sheet Arrangements – Operating Leases" under "Financial Position and Capital Resources" for additional details regarding our operating lease agreements.

INCOME FROM OPERATIONS

For the year ended January 31, 2004, income from operations rose $38.1 million, or 8%, from the previous year. The composite operating margin in fiscal 2004 was 19.7% versus 19.2% in fiscal 2003. Income from operations for fiscal 2004 benefited from improved operating results at our Las Vegas Strip properties, as discussed more fully below. Comparisons also benefited from lower depreciation and amortization expense at MotorCity Casino (see the discussion under "Depreciation and Amortization" above) and the previously discussed write-off of $13.0 million in intangible costs associated with MotorCity Casino in fiscal 2003. The above benefits were partially offset by a decrease in earnings from unconsolidated affiliates of $16.8 million, stemming from the impact of higher gaming taxes at the 50%-owned Grand Victoria in Elgin, Illinois, discussed in more detail below. The table below summarizes our operating results by property and is followed by a discussion of operating results by market.

(in millions)	FYE 1/31/2004 Income from Operations	FYE 1/31/2004 Depreciation and Amortization	FYE 1/31/2003 Income from Operations	FYE 1/31/2003 Depreciation and Amortization
Mandalay Bay	$ 83.6	$ 72.3	$ 79.5	$ 35.0
Luxor	92.5	25.5	79.6	18.1
Excalibur	79.4	14.1	64.9	11.4
Circus Circus-Las Vegas(1)	42.3	18.8	39.5	17.4
Gold Strike-Tunica	21.6	8.7	14.0	12.2
Colorado Belle/Edgewater	4.4	9.8	5.3	10.3
Circus Circus-Reno	5.6	5.8	12.9	7.0
Gold Strike properties(2)	1.7	3.4	3.5	4.0
MotorCity Casino(3)	125.5	10.1	91.8	24.9
Unconsolidated joint ventures(4)	81.2	0.3	98.0	0.3
Other	(7.9)	0.1	(5.4)	0.5
Subtotal	$529.9	$168.9	$483.6	$141.1
Corporate expense	(39.5)	6.6	(31.3)	3.9
Total	$490.4	$175.5	$452.3	$145.0

(1) Includes Circus Circus-Las Vegas and Slots-A-Fun.
(2) Includes Gold Strike, Nevada Landing and Railroad Pass.
(3) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.
(4) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall increase in income from operations of $37.8 million, or 13%, in fiscal 2004. At Mandalay Bay, income from operations rose $4.1 million, or 5%. As noted previously, this property benefited from the opening of the new convention center and THEhotel, which have contributed to higher REVPAR during the slower midweek period. Furthermore, operating margins on incremental hotel revenues approach 100%, meaning for each additional dollar of room revenue, income from operations increases by nearly a like amount. However, this benefit was mitigated by higher depreciation expense stemming primarily from the purchase of previously leased equipment. On June 30, 2003, we exercised purchase options under our operating lease agreements, the majority of which related to equipment at Mandalay Bay. The resulting additional depreciation more than offset the benefit from the elimination of operating lease rent. See the discussion under "Financing Activities" under "Financial Position and Capital Resources" for additional details regarding our operating leases.

At Luxor, income from operations increased $12.9 million, or 16%. This property also benefited from the new convention center at Mandalay Bay, though to a lesser extent. Meanwhile, income from operations at Excalibur rose $14.5 million, or 22%, and at Circus Circus-Las Vegas, it increased $2.8 million, or 7%. The contribution from the 50%-owned Monte Carlo rose $3.5 million, or 10%. We believe the rebound in the national economy contributed to our higher results on the Las Vegas Strip. Excalibur also benefited from a change in its mix of pit games and slot machines.

RENO

Income from operations at our Reno properties (including our 50% share of Silver Legacy) was down $9.6 million, or 34%, in fiscal 2004. Expanded Native American gaming in California and the northwestern U.S. was the principal factor in the decline, most notably the June 2003 opening of a significant new Native American casino located in the heart of Reno's principal feeder market in northern California.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined decrease in income from operations of $0.9 million, or 17%, for fiscal 2004, despite the prior year write-off of $5.4 million of goodwill associated with Edgewater. Like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California.

OTHER MARKETS

In Detroit, Michigan, MotorCity Casino generated an increase in income from operations of $33.7 million, or 37%. Depreciation expense, which decreased $14.8 million, was a principal factor in this increase (see discussion under "Depreciation and Amortization"), along with the $13.0 million write-off of an intangible asset in the prior year. See "New Projects" under "Financial Position and Capital Resources" for additional details regarding our Detroit operation.

In Tunica County, Mississippi, income from operations at Gold Strike rose $7.6 million, or 54%, during fiscal 2004. Increased marketing efforts at this property have increased its market share and contributed to a $11.4 million, or 11%, increase in casino revenues.

The contribution to income from operations from Grand Victoria (our 50%-owned riverboat casino in Elgin, Illinois) decreased $17.9 million, or 37%, in fiscal 2004. The decrease was due primarily to the impact of gaming tax increases approved by the Illinois legislature, the first of which took effect July 1, 2002 and included a top end rate of 50% on gaming revenues exceeding $200 million, and a second increase that took effect July 1, 2003, which raised the top-end rate to 70% on gaming revenues exceeding $250 million. By law, the latter increase is to be repealed after a tenth casino license is awarded and the new property commences operations, or July 1, 2005, whichever occurs first. The tenth casino license was recently awarded, however based upon a number of contingencies needed to finalize this tenth license, we cannot determine at this time when or whether a tenth property will commence operations.

INTEREST EXPENSE

In fiscal 2004, interest expense decreased $13.9 million. While average debt outstanding was higher than in the prior year ($2.9 billion versus $2.5 billion), the impact was offset by a higher proportion of less-expensive variable-rate debt; lower interest rates on short-term borrowings; and the amortization of gains related to the termination of interest rate swap agreements. At January 31, 2003, approximately 82% of our $2.78 billion debt portfolio was comprised of fixed-rate obligations. Through a combination of financing transactions over the course of the year, this percentage was reduced to approximately 50% of our $3.02 billion debt portfolio at January 31, 2004. See also "Financing Activities-Interest Rate Swaps" and "Market Risk and Derivative Financial Instruments" under "Financial Position and Capital Resources."

Capitalized interest was $7.6 million in fiscal 2004 compared to $13.2 million in the previous year. Capitalized interest in fiscal 2004 related primarily to THEhotel and Mandalay Place. For fiscal 2003, capitalized interest related primarily to the new convention center at Mandalay Bay.

INCOME TAXES

The effective tax rates for fiscal 2004 and fiscal 2003 were 35.5% and 40.2%, respectively. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses. The higher effective tax rate in fiscal 2003 reflects the impact of the goodwill write-offs at Edgewater and Railroad Pass, which were not deductible for tax purposes. For fiscal 2005, we estimate our effective tax rate will be 35%-36%.

RECENT TAX DEVELOPMENTS

On June 20, 2003, the Governor of Illinois signed new tax legislation providing for an increase in tax rates on Illinois gaming revenues. Under the bill, the upper tax rate on casino revenues was increased from 50% on casino revenues exceeding $200 million to 70% on casino revenues exceeding $250 million. The legislation also provided for increased tax rates for the lower revenue tiers as well as increased boarding fees.

New tax legislation signed into law by the Governor of Nevada on July 22, 2003, increased the taxes applicable to our Nevada operations and those of our Nevada joint ventures. Based on our evaluation of the new Nevada tax law, we believe that its impact on our income from operations will be less than $10 million annually.

FISCAL 2003 COMPARED WITH FISCAL 2002

RESULTS OF OPERATIONS

EARNINGS PER SHARE

For the year ended January 31, 2003, we reported net income of $115.6 million, or $1.65 per diluted share, versus $53.0 million, or $.71 per diluted share, for the year ended January 31, 2002.

The increase in earnings for fiscal 2003 was due primarily to a $71.0 million decrease in depreciation and amortization expense (see discussion under "Depreciation and Amortization" below), which was partially offset by a related $16.9 million increase in operating lease rent. Earnings in fiscal 2003 also benefitted from a $14.2 million decrease in interest expense; an overall reduction in write-offs related to asset impairment, goodwill impairment and intangible assets; and a decrease in the average number of diluted shares outstanding.

Earnings for fiscal 2003 reflected strong results at Mandalay Bay and MotorCity Casino. At Mandalay Bay, operating income surged 91%, on the strength of cost-cutting measures implemented after September 11, 2001, lower depreciation and amortization expense and a decline in entertainment expense due to the July 2002 closing of the "Storm" production in the Mandalay showroom. Mandalay Bay also benefitted from the January 3, 2003 opening of the new convention center. At MotorCity Casino, operating income rose 27% (despite the intangible write-off discussed below), reflecting higher slot machine revenues at that property.

Other factors affecting our fiscal 2003 and 2002 results included the following:

Preopening Expenses. We recorded preopening expenses of $4.6 million for fiscal 2003 and $2.2 million for fiscal 2002. In both years, these expenses related primarily to the new convention center at Mandalay Bay that opened in January 2003.

Adjustments to Carrying Values. At the end of each quarterly reporting period, we adjust the carrying value of investments associated with our Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan for senior executives, to reflect their market value. These noncash adjustments (reflected in the "Interest, dividends and other income" caption) amounted to losses of $2.9 million and $2.1 million for fiscal 2003 and 2002, respectively.

Write-off of Intangibles. Results for fiscal 2003 reflect the write-off of $13.0 million of intangible costs associated with MotorCity Casino in Detroit. These intangible costs represent amounts paid by Mandalay to its partner, Atwater Casino Group, in exchange for a so-called preference (applicable to predecessors of Atwater Casino Group) to develop a casino in Detroit. In early 2002, preferences of this nature were declared unconstitutional by a federal appeals court. On August 2, 2002, MotorCity signed a Revised Development Agreement with the City of Detroit which provided for the development of an expanded permanent casino on the site of the current facility. As a result of these events, it was determined that the intangible preference had no value and should be written off.

Goodwill Impairment. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), became effective for Mandalay on February 1, 2002. Under SFAS 142, goodwill is no longer amortized, but must be reviewed at least annually for impairment. In connection with our implementation of SFAS 142, we completed an analysis of the goodwill arising from our prior acquisitions and recorded a write-off of $1.9 million, representing the unamortized goodwill associated with the June 1, 1995 acquisition of the Railroad Pass Hotel and Casino in Henderson, Nevada. This write-off was reflected as a cumulative effect of a change in accounting principle in the quarter ended April 30, 2002. Pursuant to our subsequent annual review for goodwill impairment, we recorded a write-off of $5.4 million that was reflected as an impairment loss in the fourth quarter of fiscal 2003. This write-off represented the unamortized goodwill associated with the February 1, 1983 acquisition of the Edgewater Hotel and Casino in Laughlin, Nevada. It was necessitated by a decline in income from operations at that property, as well as lower future expectations attributable to the impact on the Laughlin market of increased competition from Native American casinos. The effects of the above write-offs were offset by the elimination of goodwill amortization in fiscal 2003. Goodwill amortization in fiscal 2002 had amounted to $11.8 million.

Other Impairment. In fiscal 2002, we recorded an impairment loss of $52.0 million related to the write-down of the carrying value of our two Jean properties, Gold Strike and Nevada Landing. This write-down reflected the downturn in these properties' operating results due to the continued expansion of Native American casinos in California. The write-down was made in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Of the $52.0 million write-down, $17.9 million represented goodwill.

REVENUES

Revenues increased $5.6 million, or less than 1%, for the year ended January 31, 2003. The increase was due to a $35.9 million, or 10%, increase in revenues at MotorCity Casino in Detroit, Michigan. This increase was partially offset by lower revenues at our Las Vegas Strip properties stemming from the continued effect of September 11, 2001 and the recession. Revenues at these properties were down $13.8 million, or 1%. Revenues also declined at our other Nevada properties, mainly because of expanded Native American gaming in California. In Reno, revenues decreased $9.2 million, or 8%; in Laughlin they were down $4.1 million, or 3%; and in Jean they were down $4.4 million, or 5%.

CASINO REVENUES

Casino revenues rose $3.5 million, or less than 1%, in fiscal 2003. Casino revenues declined at most of our major wholly owned properties due to the continued effects of September 11, 2001, the economic recession and the expansion of Native American gaming in California. These declines were offset by a $35.9 million, or 10%, increase in casino revenues at MotorCity Casino.

HOTEL REVENUES

Hotel revenues fell $11.3 million, or 2%, in fiscal 2003. Despite improving steadily throughout fiscal 2003, REVPAR at our Las Vegas properties decreased 2% from fiscal 2002 due mainly to the lingering effects of the September 11, 2001 attacks and the recession. The following table compares average room rates, occupancy and REVPAR at our major wholly owned properties:

	FYE 1/31/2003			FYE 1/31/2002		
	Rate	Occ.%	REVPAR	Rate	Occ.%	REVPAR
Mandalay Bay	$171	80%	$137	$167	80%	$134
Luxor	$ 95	84%	$ 79	$ 98	83%	$ 81
Excalibur	$ 69	90%	$ 62	$ 70	92%	$ 64
Circus Circus-Las Vegas	$ 53	89%	$ 47	$ 55	89%	$ 49
Circus Circus-Reno	$ 53	78%	$ 41	$ 54	81%	$ 44
Colorado Belle	$ 34	73%	$ 25	$ 31	80%	$ 25
Edgewater	$ 32	73%	$ 23	$ 30	78%	$ 23
Gold Strike-Tunica	$ 53	73%	$ 39	$ 62	78%	$ 48
Weighted average all wholly owned properties	$ 80	82%	$ 65	$ 81	83%	$ 67
Weighted average wholly owned Las Vegas Strip properties	$ 94	86%	$ 80	$ 95	86%	$ 82

FOOD AND BEVERAGE REVENUES

Food and beverage revenues increased $3.8 million, or 1%, in fiscal 2003. The increase was mainly due to the expansion of Mandalay Bay's convention business following the opening of the new convention center in January 2003.

OTHER REVENUES

Other revenues come principally from entertainment, amusements and retail stores. Other revenues rose $1.7 million, or 1%, in fiscal 2003. The continued success of Blue Man Group at Luxor largely offset the impact from the closing of "Storm" at Mandalay Bay.

COSTS AND EXPENSES

DEPRECIATION AND AMORTIZATION

For fiscal 2003, depreciation and amortization expense was $145.0 million versus $216.0 million in fiscal 2002. The $71.0 million decrease was due to several factors, including new operating leases entered into in December 2001. Under these new leases, we sold and leased back $130.5 million of equipment, thus replacing depreciation expense and interest expense with operating lease rent.

Depreciation and amortization was also lower due to a reduction of depreciation at MotorCity Casino. Based upon a Revised Development Agreement entered into with the City of Detroit on August 2, 2002, depreciation expense related to the MotorCity Casino facility was reduced prospectively. Previously, the cost of the temporary facility was being depreciated over its contractual operating term of four years, with the annual depreciation expense approximating $40 million. Under the Revised Development Agreement, the temporary facility ceases to be temporary and will be expanded as a permanent resort (as opposed to the permanent resort being developed on a separate site, as was the requirement under the original development agreement). Consequently, the remaining book value of the temporary facility is being depreciated over its remaining expected life. Finally, depreciation and amortization expense also declined due to the previously discussed elimination of goodwill amortization pursuant to SFAS 142.

OPERATING LEASE RENT

Operating lease rent for fiscal 2003 increased to $49.1 million from $32.2 million in fiscal 2002. The increase was due to the new operating leases we entered into in December 2001. The higher rent expense we incurred as a result of those leases, however, was partially offset by a reduction in rent expense related to the June 2002 renewal of the previously existing $200 million lease facility.

INCOME FROM OPERATIONS

For the year ended January 31, 2003, income from operations rose $101.2 million, or 29%, from the previous year. The composite operating margin in fiscal 2003 was 19.2% versus 14.9% in fiscal 2002. Income from operations for fiscal 2003 benefitted from the reduction of depreciation and amortization expense and from cost-cutting measures undertaken at all of our properties following September 11, 2001. These benefits were partially offset by the $13.0 million write-off of an intangible asset at MotorCity Casino and the $5.4 million goodwill write-off at Edgewater discussed earlier. Meanwhile, income from operations in fiscal 2002 was negatively affected by the previously discussed impairment loss of $52.0 million related to our

Jean, Nevada properties. The table below summarizes our operating results by property and is followed by a discussion of operating results by market.

(in millions)	FYE 1/31/2003 Income from Operations	FYE 1/31/2003 Depreciation and Amortization	FYE 1/31/2002 Income from Operations	FYE 1/31/2002 Depreciation and Amortization
Mandalay Bay	$ 79.5	$ 35.0	$ 41.6	$ 43.4
Luxor	79.6	18.1	74.9	33.8
Excalibur	64.9	11.4	67.6	17.9
Circus Circus-Las Vegas(1)	39.5	17.4	39.8	23.0
Gold Strike-Tunica	14.0	12.2	11.0	12.8
Colorado Belle/Edgewater	5.3	10.3	10.5	11.5
Circus Circus-Reno	12.9	7.0	14.4	9.2
Gold Strike properties(2)	3.5	4.0	(55.6)	10.2
MotorCity Casino(3)	91.8	24.9	72.2	39.1
Unconsolidated joint ventures(4)	98.0	0.3	107.1	6.5
Other	(5.4)	0.5	(3.7)	0.9
Subtotal	$483.6	$141.1	$379.8	$208.3
Corporate expense	(31.3)	3.9	(28.7)	7.7
Total	$452.3	$145.0	$351.1	$216.0

(1) Includes Circus Circus-Las Vegas and Slots-A-Fun.
(2) Includes Gold Strike, Nevada Landing and Railroad Pass.
(3) MotorCity Casino is 53.5%-owned and its operations are consolidated for financial reporting purposes.
(4) Includes Monte Carlo, Grand Victoria and Silver Legacy, each of which is 50%-owned.

LAS VEGAS

Our Las Vegas properties (including our 50% share of Monte Carlo) posted an overall increase in income from operations of $42.1 million, or 17%, for fiscal 2003. At Mandalay Bay, income from operations rose $37.9 million, or 91%, despite flat revenues. The main contributors to the increase at Mandalay Bay were the cost-cutting measures implemented after September 11, 2001, a combined $10.1 million reduction in depreciation expense and operating lease rent and a decrease in entertainment expense stemming from the July 2002 closing of the "Storm" production in the Mandalay showroom. The preproduction costs associated with this show were fully expensed in fiscal 2002 in anticipation of the closing. "Storm" was replaced by the Broadway hit *Mamma Mia!*, which opened February 3, 2003.

While cost-cutting measures also benefitted our other Las Vegas properties, results were mixed. Income from operations at Luxor in fiscal 2003 was up $4.7 million, or 6%, while the contribution from Monte Carlo increased by $2.4 million, or 8%, for the year. However, at Excalibur, income from operations was down $2.7 million, or 4%, and at Circus Circus it declined $0.3 million, or 1%. These latter two properties cater primarily to the middle-income market segment, which appears to have been more impacted by the continued effects of September 11, 2001 and the economic recession.

RENO

Income from operations at our Reno properties (including our 50% share of Silver Legacy) was down $3.3 million, or 11%, in fiscal 2003. Expanded Native American gaming in California and the northwestern U.S. contributed to the decline, as did the economic recession. The absence from Reno of a major bowling tournament in fiscal 2003 also affected our results. However, Reno is scheduled to host the men's or women's national bowling tournament in two out of every three years through fiscal 2010.

LAUGHLIN

Our two Laughlin properties, Colorado Belle and Edgewater, posted a combined decrease in income from operations of $5.2 million, or 50%, for fiscal 2003. The decline was due to the write-off of $5.4 million of goodwill associated with Edgewater, as discussed previously. Furthermore, like the Reno market, Laughlin is facing increased competition from Native American casinos in its primary feeder markets in Arizona and southern California.

OTHER MARKETS
In Detroit, Michigan, MotorCity Casino generated an increase in income from operations of $19.6 million, or 27%, despite the $13.0 million write-off of an intangible asset discussed previously. Lower depreciation expense (down $14.2 million) was the principal factor in this increase, though a 15% increase in slot revenues was also a contributing factor.

In Tunica County, Mississippi, income from operations at Gold Strike increased $3.0 million, or 27%, during fiscal 2003. A 2% rise in casino revenue, stemming from expanded marketing efforts, was largely responsible for the increase, along with cost-cutting measures.

The contribution to income from operations made by Grand Victoria (our 50%-owned riverboat casino in Elgin, Illinois) decreased $9.7 million, or 17%, in fiscal 2003. The decrease was due primarily to a tax increase on casinos that took effect July 1, 2002 and included a top-end rate of 50% on gaming revenues exceeding $200 million. This tax increase reduced the contribution from Grand Victoria by $16.7 million for the year.

INTEREST EXPENSE

In fiscal 2003, interest expense decreased $14.2 million. The decrease was due primarily to a combination of lower interest rates on short-term borrowings, new fixed to floating interest rate swap agreements entered into in June and August 2002 and lower average borrowings. This reduction of interest expense was partially offset by the issuance of $300 million principal amount of 9³/₈% Senior Subordinated Notes in December 2001. The net proceeds from this issuance were used to pay down lower-cost borrowings outstanding under our bank facility.

On March 5, 2002, Silver Legacy issued $160 million of 10¹/₈% Mortgage Notes due 2012. At the same time, Silver Legacy entered into a new senior secured credit facility, comprised of a $20 million revolving credit facility and a $20 million amortizing term loan. The net proceeds of the notes, combined with draws under the new credit facility, were used to repay the prior credit facility ($152.3 million) and to fund a $30 million distribution to the Silver Legacy partners ($20 million of which was distributed to Mandalay).

At January 31, 2003, long-term debt (including current portion) stood at $2.78 billion compared to $2.52 billion at January 31, 2002. Capitalized interest was $13.2 million in fiscal 2003 compared to $1.0 million in the previous year. Capitalized interest in both years related primarily to the new convention center at Mandalay Bay.

INCOME TAXES

The effective tax rates for fiscal 2003 and fiscal 2002 were 40.2% and 43.0%. These rates reflect the corporate statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization and write-off of goodwill. The higher rate in fiscal 2002 was due to the impairment loss of $52.0 million, $17.9 million of which represented the write-off of goodwill, which is not deductible for tax purposes.

FINANCIAL POSITION AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Net cash provided by operating activities was $418.5 million in fiscal 2004 versus $364.9 million in fiscal 2003 and $359.5 million in fiscal 2002. Net cash provided by operating activities increased in fiscal 2004 due primarily to improved operating results, as net income and depreciation expense (each discussed previously) rose a combined $64.8 million. In addition, the tax benefit from the exercise of employee stock options increased by $30.0 million in fiscal 2004, when 6.1 million options were exercised compared to 2.2 million options in fiscal 2003. (For tax purposes, gains recognized by employees upon the exercise of stock options are considered additional compensation expense and are therefore deductible.) These increases were partially offset by changes in working capital which occurred in the normal course of business. The fiscal 2004 comparison was also affected by two significant items which occurred in the prior year when we received a $20.0 million special distribution from Silver Legacy (in conjunction with the restructuring of the joint venture's debt) and wrote off a $13.0 million intangible asset at MotorCity Casino (as discussed previously).

For fiscal 2003, net cash provided by operating activities increased slightly compared with fiscal 2002. The main contributors to the increase were a $62.6 million rise in net income, the aforementioned special distribution from Silver Legacy, and the noncash write-off of the MotorCity intangible asset. Offsetting these items was a $71.0 million decrease in depreciation and amortization stemming from the operating leases we entered into in December 2001 as well as the reduction of depreciation at MotorCity Casino.

Mandalay had cash and cash equivalents of $153.5 million at January 31, 2004, sufficient for normal daily operating requirements. Our cash balance has historically not been subject to significant fluctuations because we manage our cash through our revolving credit facility. To the extent excess cash is available, it is used to repay borrowings under our revolving credit facility, and to the extent additional cash is required, we borrow funds under the facility.

INVESTING ACTIVITIES

Net cash used in investing activities was $573.8 million in fiscal 2004 versus $370.3 million in fiscal 2003 and $159.9 million in fiscal 2002. Investing activities related primarily to capital expenditures, which are discussed in more detail below. In addition, in fiscal 2003 we contributed $43.5 million to Monte Carlo that, along with a similar contribution from our partner, was used to pay off that property's revolving credit facility. In fiscal 2003 and 2004, we also paid amounts required under the Revised Development Agreement in Detroit. See "New Projects – Detroit" for additional details.

Capital expenditures for fiscal 2004, which were funded from a combination of cash flow and additional borrowings, totaled $545.1 million. Of this amount, $225.6 million related to the construction of THEhotel (the new all-suites hotel tower at Mandalay Bay which opened in December 2003), $37.3 million related to the construction of Mandalay Place (the new retail center located between Mandalay Bay and Luxor which opened in October 2003), and $22.7 million related to the purchase of a new corporate aircraft (which was funded primarily through the application of a $22.5 million deposit made in fiscal 2003). Capital expenditures for fiscal 2004 also include $188.0 million related to the acquisition of equipment pursuant to purchase options we exercised under our operating lease agreements. See "Financing Activities – Other Financing Transactions" and "Off Balance Sheet Arrangements – Operating Leases" for additional details.

Capital expenditures for fiscal 2003 totaled $300.5 million. Of this amount, $180.4 million related to the construction of a new convention center at Mandalay Bay that opened in January 2003, $18.5 million related to the construction of THEhotel, $15.4 million related to the remodeling of the original suites at Mandalay Bay, and $8.2 million related to the construction of Mandalay Place. For fiscal 2002, capital expenditures totaled $156.7 million. Of this amount, $61.6 million related to the construction of the new convention center at Mandalay Bay, $8.4 million related to the completion of the renovation of the pyramid rooms at Luxor, and $13.0 million related to the acquisition of land adjacent to our casino facility in Detroit.

We estimate that capital expenditures in fiscal 2005 will be in the range of $75-$100 million. These estimated capital expenditures include primarily maintenance capital spending, which consists of items necessary to maintain the operating condition of our properties, such as new slot machines, carpeting, computers and similar equipment. Capital expenditures for fiscal 2005 will be funded primarily from cash flow, though we also have funds available under our revolving credit facility. Actual capital expenditures for fiscal 2005 may differ significantly from the estimated range, particularly if we are able to proceed with the development of an expanded permanent facility in Detroit. See "New Projects – Detroit" for additional details.

FINANCING ACTIVITIES

For fiscal 2004, financing activities provided net cash of $160.4 million. Net borrowings provided cash of $242.0 million, while proceeds from exercises of employee stock options provided an additional $99.8 million. Cash was used primarily to fund the March 2003 settlement of our $100 million equity forward agreement and to fund $47.6 million in dividend payments to our shareholders. A discussion of specific financing activities in fiscal 2004 is provided below. For fiscal 2003, financing activities provided net cash of $47.9 million. Net borrowings provided cash of $235.5 million, while proceeds from exercises of employee stock options provided an additional $29.3 million. The majority of this cash was used to purchase 7.5 million shares of our common stock at a cost of $220.9 million. For fiscal 2002, financing activities used net cash of $199.7 million, of which $125.9 million was used to purchase 5.2 million shares of our common stock, and another $45.5 million was used to fund interim settlements and interest payments under our equity forward agreements with Bank of America. See the discussion under "Off Balance Sheet Arrangements – Equity Forward Agreements" for more details.

CREDIT FACILITIES

In August 2001, we entered into a $250 million term loan facility and an $850 million revolving facility with members of our bank group. Each of these facilities was for general corporate purposes. The entire amount of the term loan facility was repaid on November 25, 2003 using primarily proceeds from the issuance of 6³/₈% senior notes. (See "Other Financing Transactions" below.) Under the revolving facility, $450 million was outstanding at January 31, 2004. The revolving credit facility is unsecured and provides for the payment of interest, at our option, at either (i) a Eurodollar-based rate; or (ii) a rate equal to or an increment above the higher of (a) the Bank of America prime rate, or (b) the Federal Reserve Board federal funds rate plus 50 basis points. At January 31, 2004, the effective rate of interest on the indebtedness outstanding under our revolving credit facility was 2.9%. The revolving credit facility includes financial covenants regarding total debt and interest coverage, plus covenants that limit our ability to dispose of assets, make distributions on our capital stock, engage in a merger, incur liens and engage in transactions with our affiliates. On August 21, 2006, the entire principal amount then outstanding under our revolving credit facility becomes due and payable, unless the maturity date is extended with the consent of the lenders.

In December 2001, we amended the covenants under each of our credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the events of September 11, 2001. In February 2003, we again amended the covenants under each of our credit facilities. These amendments modified the definition of "Adjusted EBITDA" with respect to our 53.5% ownership of MotorCity Casino in Detroit, Michigan. As previously defined in our credit facilities, Adjusted EBITDA included only the cash distributions we actually received from MotorCity Casino. Under the amended definition, Adjusted EBITDA includes our 53.5% share of the Adjusted EBITDA of MotorCity Casino, whether or not distributed. These amendments also provided for a more liberal test for total debt coverage during the fiscal year ended January 31, 2004.

As of January 31, 2004, we were in compliance with all of the covenants in our revolving credit facility, including those related to total debt and interest coverage, and under the most restrictive covenant, we had the ability to issue additional debt of approximately $212 million. Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow.

As of January 31, 2004, the senior debt of Mandalay Resort Group was rated Ba2 by Moody's Investors Service ("Moody's") and BB+ by Standard & Poors Ratings Services ("S&P"). These ratings remained stable throughout fiscal 2004. To the extent that these credit ratings change, our ability to borrow, as well as the rates at which we borrow, could be affected. However, given our current financial position, as well as our historically strong and stable cash flows, we do not anticipate any significant changes in our credit ratings in the near term. In addition, we do not believe our credit ratings, or changes in those ratings, have had a significant impact on our previous financing activities, or will have a significant impact on future financing activities.

CONVERTIBLE SENIOR DEBENTURES

On March 21, 2003, we issued $350 million original principal amount of floating-rate convertible senior debentures due 2033 ("convertible debentures"). An additional $50 million original principal amount of the convertible debentures was issued on April 2, 2003, pursuant to an option granted to the initial purchasers. The convertible debentures bear interest at a floating rate equal to 3-month LIBOR (reset quarterly) plus 0.75%, subject to a maximum rate of 6.75%. The convertible debentures also provide for the payment of contingent interest after March 21, 2008 if the average market price of the convertible debentures reaches a certain threshold. Such contingent interest is considered an embedded derivative with a nominal value. The convertible debentures provide for an initial base conversion price of $57.30 per share, reflecting a conversion premium of 100% over Mandalay's closing stock price of $28.65 on March 17, 2003.

Each convertible debenture is convertible into shares of Mandalay's common stock (i) during any calendar quarter beginning after June 30, 2003, if the closing price of Mandalay's common stock is more than 120% of the base conversion price (initially 120% of $57.30, or $68.76) for at least 20 of the last 30 trading days of the preceding calendar quarter; (ii) during any period in which the credit rating assigned to the convertible debentures by S&P, or its successor, is at or below B+ or the equivalent, or if the credit rating assigned to the convertible debentures by Moody's, or its successor, is at or below B2 or the equivalent; (iii) if we take certain corporate actions; or (iv) if we call the convertible debentures for redemption. If the convertible debentures are converted, holders will receive 17.452 shares per convertible debenture, or an aggregate of 7.0 million shares of Mandalay common stock, subject to adjustment of the conversion rate for any stock dividend; any subdivision or combination, or certain reclassifications, of the shares of our common stock; any distribution to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days at less than the sale price per share of our common stock at the time; any distribution to all holders of shares of our common stock of our assets (including shares of capital stock of a subsidiary), debt securities or certain rights to purchase our securities; or any "extraordinary cash dividend." For this purpose, an extraordinary cash dividend is one the amount of which, together with all other cash dividends paid during the preceding 12-month period, is on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of our common stock on the day preceding the date of declaration of such dividend and (ii) the quotient of the amount of any contingent cash interest paid on a convertible debenture during such 12-month period divided by the number of shares of common stock issuable upon conversion of a convertible debenture at the conversion rate in effect on the payment date of such contingent cash interest. In addition, if at the time of conversion the market price of Mandalay's common stock exceeds the then-applicable base conversion price, holders will receive up to an additional 14.2789 shares of Mandalay's common stock per convertible debenture, as determined pursuant to a specified formula, or up to an additional 5.7 million shares in the aggregate.

We may redeem all or some of the convertible debentures for cash at any time on or after March 21, 2008, at their accreted principal amount plus accrued and unpaid interest, if any, to, but not including, the redemption date. At the option of the holders, we may be required to repurchase all or some of the convertible debentures on the 5th, 10th, 15th, 20th and 25th anniversaries of their issuance, at their accreted principal amount plus accrued and unpaid interest, if any, to, but not including, the purchase date. We may choose to pay the purchase price in cash, shares of Mandalay common stock or any combination thereof.

We issued these debentures because they carry a much lower interest rate relative to other financing alternatives, which contributed to lower interest expense in fiscal 2004, and which we expect to contribute to lower interest expense in the future. In addition, the proceeds from this issuance were used to repay borrowings under our revolving credit facility, which creates additional capacity under that facility and, in turn, provides overall greater financial flexibility.

INTEREST RATE SWAPS

In February 2003, we entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of our bank group. Under one agreement, we received a fixed interest rate of 9.25% and paid a variable interest rate (based on

LIBOR plus 6.35%) on $275 million notional amount. Under the other, we received a fixed rate of 6.45% and paid a variable interest rate (based on LIBOR plus 3.57%) on $200 million notional amount. In May 2003, we elected to terminate the $275 million swap and received $2.7 million in cash, representing the fair market value of the swap. Accounting rules require such gains to be treated as debt premium and amortized over the remaining life of the related debt instrument using an effective interest method. However, since the underlying $275 million Senior Subordinated Notes were called on July 15, 2003, the unamortized portion of this gain (along with the unamortized portion of the gain related to a similar interest rate swap that was terminated in October 2002) was offset against the related loss on early retirement of debt. The total gain thus offset was $9.0 million. Meanwhile, in June 2003, we elected to terminate the $200 million swap. We received $4.1 million in cash, representing the fair market value of this swap, and recorded a corresponding debt premium which will be amortized to interest expense over the then remaining life of the related debt instrument, which was approximately 2½ years.

In July 2003, we entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of our bank group. Under one agreement, we received a fixed interest rate of 6.5% and paid a variable interest rate (based on LIBOR plus 2.39%) on $200 million notional amount. Under the other agreement, we received a fixed rate of 6.5% and paid a variable interest rate (based on LIBOR plus 2.42%) on $50 million notional amount. These swaps were being used to hedge our $250 million 6½% Senior Notes due 2009. In March 2004, we elected to terminate both of the above swaps, pursuant to which we received $5.4 million in cash representing the fair market value of these swaps, and recorded a corresponding debt premium which will be amortized to interest expense over the remaining life of the related debt instrument, which was approximately 5½ years.

The Company had an interest rate swap agreement ("cash flow hedge") of $200 million notional amount, which terminated on September 24, 2003.

In December 2003, we entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of our bank group. Under one agreement, we receive a fixed interest rate of 6.375% and pay a variable interest rate (based on LIBOR plus 1.74%) on $125 million notional amount. Under the other, we receive a fixed rate of 6.375% and pay a variable interest rate (based on LIBOR plus 1.72%) on $125 million notional amount. These swaps are being used to hedge our $250 million 6⅜% Senior Notes due 2011.

In April 2004, we entered into a "reverse" interest rate swap agreement ("fair value hedge") with a member of our bank group. Under this agreement, we receive a fixed interest rate of 6.5% and pay a variable interest rate (based on LIBOR plus 2.58%) on $250 million notional amount. This swap is being used to hedge our $250 million 6½% Senior Notes due 2009.

We entered into the above swap agreements, which met the criteria established by the Financial Accounting Standards Board for hedge accounting, in order to further manage our interest expense and achieve a better balance of variable to fixed rate debt in our debt portfolio. Including the effect of interest rate swaps, approximately 50% of our debt outstanding at January 31, 2004 was variable rate. This compares to approximately 18% at January 31, 2003. While we believe the company is currently better served by maintaining a higher proportion of less expensive variable rate debt, we continue to monitor and evaluate current economic conditions, along with the company's financial condition, and may adjust the percentage of variable rate debt in the future, as we consider appropriate.

OTHER FINANCING TRANSACTIONS

On June 30, 2003, we exercised our options under two operating lease agreements relating to equipment located at several of our Nevada properties, and purchased the equipment for a total purchase price of $198.3 million, representing the equipment's estimated fair market value based on independent appraisals. Simultaneously, we entered into a new lease agreement pursuant to which we assigned a portion of the equipment acquired above to the new lessors and borrowed $145 million. These proceeds, along with borrowings under our revolving credit facility, were used to fund the purchase of the equipment under the previous operating leases.

The new lease agreement is considered a capital lease for financial reporting purposes, and we recorded an asset and a corresponding liability equal to the fair market value of the assets at inception of the lease. An option to borrow up to an additional $105 million under the new lease agreement expired December 31, 2003. The new lease agreement contains financial covenants regarding total debt and interest coverage that are similar to those under our revolving credit facility. The agreement also contains covenants regarding equipment maintenance, insurance requirements and prohibitions on liens. As of January 31, 2004, we were in compliance with all of the covenants in this lease agreement. We elected to terminate our operating lease agreements in order to replace them with equally priced and more transparent financing (i.e., reflected on our balance sheet).

NOTE: The discussion under "Investing Activities" above indicated that we had incurred capital expenditures of $188.0 million related to the purchase of the equipment under our operating lease agreements. This amount differs from the $198.3 million reported above due to $10.3 million of unamortized deferred gain related to the December 2001 operating lease transaction. This deferred gain was reversed when the purchase option was exercised.

On July 15, 2003, we repaid our $150 million 6¾% Senior Subordinated Notes due July 15, 2003, using borrowings under our revolving credit facility.

On July 15, 2003, we called our $275 million 9¼% Senior Subordinated Notes due 2005 at a call price of 104.625% using borrowings under our revolving credit facility. As a result of utilizing less expensive debt to call these notes, we expect to significantly reduce the related interest expense over the two-year term that would have otherwise remained on the notes.

On July 31, 2003, we issued $250 million 6½% Senior Notes due 2009. The net proceeds were used to repay borrowings under our revolving credit facility. We issued these notes in order to take advantage of low interest rates in the bond market and to replenish capacity under our revolving credit facility.

On November 17, 2003, we redeemed $145.6 million of our $150 million aggregate principal amount of 6.70% Debentures due 2096 pursuant to the holders' one-time option, which was funded utilizing borrowings under our revolving credit facility.

On November 25, 2003, we issued $250 million 6⅜% Senior Notes due 2011. The net proceeds, together with borrowings under our revolving credit facility, were used to permanently repay in full our $250 million term loan facility. As previously discussed, we hedged these notes by entering into swap agreements pursuant to which we pay a composite floating rate of LIBOR plus 1.73%, slightly below the LIBOR plus 1.75% rate we were paying on the term loan facility. Thus, by issuing these notes we effectively extended the original July 2006 maturity date for this indebtedness to November 2011.

DIVIDENDS

On June 12, 2003, Mandalay's board of directors' instituted a policy of quarterly cash dividends. The following table sets forth the cash dividends declared:

Record Date	Payment Date	Dividend per share
June 26, 2003	August 1, 2003	$.23
October 15, 2003	November 1, 2003	$.25
January 15, 2004	February 2, 2004	$.27
April 16, 2004	May 3, 2004	$.27

NEW PROJECTS

THEhotel

THEhotel, the new 1,117-all-suites tower at Mandalay Bay, opened in December 2003. The new suites average 750 square feet, among the largest room product in the Las Vegas market. The 43-story tower also includes meeting suites, a spa and fitness center, a lounge and two restaurants, including a rooftop venue "Mix-Las Vegas" created by famed chef Alain

Ducasse that will open later this summer. The total cost of the new tower is estimated to be $260 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2004, we had incurred costs of $244.1 million related to this project.

MANDALAY PLACE

In October 2003, we opened Mandalay Place, a retail center located between Mandalay Bay and Luxor. The center will eventually include approximately 90,000 square feet of retail space and approximately 40 stores and restaurants, including internationally branded retailers like Oilily, GF Ferre, Nike Golf and Urban Outfitters, along with restaurants by celebrity chefs Pierro Selvaggio, Hubert Keller and Rick Moonen. The cost is estimated to be approximately $60 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2004, we had incurred costs of $47.9 million related to this project.

DETROIT

We participate with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the City of Detroit. We have a 53.5% ownership interest in the joint venture.

On August 2, 2002, the Detroit City Council approved a revised development agreement between the joint venture and the City of Detroit (the "Revised Development Agreement"). Under the Revised Development Agreement, MotorCity Casino is to be expanded into a permanent facility at its current location by December 31, 2005. The permanent facility is currently expected to include 100,000 square feet of casino space, a 400-room hotel, a 1,200-seat theater, convention space, and additional restaurants, retail space and parking. Depending upon market conditions, the availability of additional land and the joint venture's ability to obtain reasonable financing, the joint venture could be required to construct an additional 400 rooms. Under the terms of this agreement, the joint venture had paid the City a total of $39.8 million as of January 31, 2004 and is obligated to pay an additional $4.2 million by May 2004. Also, beginning January 1, 2006, the joint venture is to pay the City 1% of its adjusted casino revenues. If its casino revenues top $400 million in any given calendar year, the payment will be increased to 2% for that calendar year.

Originally, the joint venture's permanent facility was to have been located on land along the Detroit River. The City's Economic Development Corporation issued bonds to finance the City's acquisition of that land, and Bank of America issued letters of credit totaling $49.4 million to secure (and ultimately make) the payments of principal and interest on those bonds. We then issued letters of credit totaling $49.4 million to back Bank of America's letters of credit. We will continue to provide such letters of credit. As part of the Revised Development Agreement, the joint venture will forego the right to receive any of the riverfront land acquired by the City, and will transfer to the City its interest in certain real property previously purchased by the joint venture and the other casino developers. Both the joint venture and Mandalay are subject to a radius restriction prohibiting them from operating additional casinos within approximately 150 miles of Detroit, so long as the laws of the state are not amended to permit more than three casinos within the radius. Additionally, the joint venture is required to indemnify the City for up to $20 million in claims against the City in connection with the acquisition of the riverfront land and in connection with the *Lac Vieux* litigation described below.

We have committed to contribute 20% of the costs of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow any additional funds (above Mandalay's equity contribution) which may be necessary to complete the expanded permanent facility. Under our operating agreement, the project costs are to be reviewed every six months. As of January 31, 2004, we had contributed 20% of the project costs as most recently determined. The cost of the additional facilities (excluding land, capitalized interest and preopening expenses) is currently estimated to be $275 million. Under the Revised Development Agreement, we have guaranteed completion of the expanded facility and have entered into a keep-well agreement with the City that could require us to contribute additional funds to continue operation of the expanded facility until August 2, 2004. There is no contractual limitation on the amount that we may be required to contribute under our completion guarantee or to keep the project operating until August 2, 2004. However, based on the performance of the casino to date, we do not expect that these obligations will require the outlay of additional capital.

The joint venture's $150 million credit facility matured June 30, 2003. We had guaranteed this credit facility.

Under the terms of the joint venture's operating agreement, Mandalay is to receive a management fee for a period of ten years equal to 1.5% of the cost of the permanent casino facility. The management committee of the joint venture initially determined that Mandalay was entitled to the management fee commencing on the date the Revised Development Agreement was signed, since that agreement provided for the existing facility to become the permanent facility. The management committee ultimately determined that the management fee should not be paid until the permanent casino expansion is completed. As a result, we reversed previously accrued management fee income of $1.8 million in the second quarter ended July 31, 2003.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. A decision by the Sixth Circuit Court of Appeals in *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.* held that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The Michigan Gaming Control Board ("MGCB") took the ruling of the Sixth Circuit Court of Appeals under advisement without comment. The District Court declared that the ordinance in its current form is unconstitutional and awarded the Lac Vieux Band attorneys fees and costs totaling $545,094, but rejected the Lac Vieux Band's request to require a rebidding of the three casino licenses, and in addition, rejected the Lac Vieux Band's request to enjoin the City of Detroit from entering into revised development agreements with the three casino developers, including MotorCity Casino. The Lac Vieux Band has appealed the District Court's decision to the Sixth Circuit Court of Appeals. The Sixth Circuit Court of Appeals issued an opinion granting the Lac Vieux Band's motion for an injunction pending appeal, that temporarily enjoins the City of Detroit from issuing building permits for the permanent casino facilities and temporarily enjoins the casino developers from commencing construction of the permanent casino facilities.

The Lac Vieux Band has filed a separate action in the Gogebic County, Michigan, Circuit Court entitled *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. Michigan Gaming Control Board*, in which the Lac Vieux Band has requested the Circuit Court to enter an order requiring the MGCB to revoke the casino licenses issued to the three Detroit casinos, including MotorCity Casino. The action has been stayed pending resolution by the Sixth Circuit Court of Appeals of the Lac Vieux Band's appeal of the District Court decision referenced above.

On November 26, 2003, we announced that MotorCity Casino had signed a settlement agreement with the Lac Vieux Desert Band of Lake Superior Chippewa Indians. On April 9, 2004, the District Court approved the settlement. The appeal period has not yet expired and the injunction remains in place. Upon entry of a final order in that case and in the related litigation, MotorCity will pay to the Lac Vieux Tribe $1.5 million, plus attorney's fees. MotorCity will pay an additional $1.5 million approximately 30 days after the first payment. Under the terms of the settlement agreement, MotorCity will pay an additional $5.75 million on the first and second anniversaries of the first payment and $1 million annually for 25 years, beginning on the third anniversary. The occurrence of certain events would suspend, lower and/or terminate the payments. There can be no assurance as to when final resolution will occur with respect to this matter, or what action the courts might take. These payments would satisfy the joint venture's obligations under the indemnity agreement described above with respect to Lac Vieux litigation claims. However, the joint venture would still be liable for claims related to the acquisition of the riverfront land, which potentially are capped at $4 million.

In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan, against the Detroit joint venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeals' *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed; compensatory damages; and disgorgement of all profits "unjustly obtained." The court dismissed this action on the basis that the plaintiff should first seek relief from the MGCB. The plaintiff filed a claim with the MGCB, but has not pursued the claim. The joint venture continues to operate MotorCity Casino.

Any future adverse ruling by the courts in the above lawsuits or in other lawsuits, or any adverse ruling by the MGCB, could affect the joint venture's operation of its current facility, as well as its ability to retain its certificate of suitability and casino license for its expanded permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings. The joint venture's operation of MotorCity Casino is subject to ongoing regulatory oversight, and its ability to proceed with an expanded hotel/casino project is contingent upon the receipt of all necessary governmental approvals, successful resolution of pending litigation and satisfaction of other conditions.

SHARE PURCHASES

On March 31, 2003, we purchased 3.3 million shares under our equity forward agreements for $100 million (discussed more fully under "Off Balance Sheet Arrangements"). In March 2003, the Board of Directors authorized the purchase of up to 10 million shares of our common stock that remain outstanding after we fully utilized our prior share purchase authorizations. We made no additional share purchases during fiscal 2004, and as of January 31, 2004, the number of shares we were authorized to purchase was approximately 10.3 million. Any share purchases we may make in the future will be dependent upon cash flow, borrowing capacity and market conditions, and are expected to be made in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.

LIQUIDITY

We have various obligations including the following: (i) existing cash obligations; (ii) capital commitments on projects under way as well as capital commitments and other obligations relating to the proposed expansion of our Detroit joint venture property (see "New Projects"); and (iii) payment of dividends to the holders of our common stock. We believe we have sufficient capital resources to meet all of the above obligations, as well as provide for additional strategic purchases of our common stock or investments in new projects. This belief is based upon (i) our historically strong and dependable operating cash flows; (ii) the availability of borrowings under our revolving credit facility; and (iii) the ability to raise funds in the debt and equity markets. Under our revolving bank facility, which expires August 2006, we had $400 million of borrowing capacity available as of January 31, 2004, of which we could then utilize approximately $212 million under the most restrictive of our loan covenants. Our borrowing capacity under these covenants can fluctuate substantially from quarter to quarter depending upon our operating cash flow.

OFF BALANCE SHEET ARRANGEMENTS

COMMITMENTS RELATED TO OUR DETROIT JOINT VENTURE

We are committed to contribute 20% of the cost of the permanent facility in the form of an investment in the Detroit joint venture. The cost of the permanent facility is to be evaluated each January 31 and July 31. The timing and the amount of the required equity contribution cannot be determined at this time.

We have guaranteed completion of our joint venture's expanded permanent facility. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. The amount we may be required to contribute under this guarantee has no contractual limit and cannot be determined at this time.

We have entered into a keep-well agreement with the City of Detroit that could require us to contribute additional funds, to the extent needed, to continue operation of the permanent facility through August 2, 2004. If we contribute additional amounts pursuant to this guarantee, there will be no proportionate increase in our ownership of the Detroit joint venture. The amount we may be required to contribute under this agreement has no contractual limit and cannot be determined at this time.

Under the Revised Development Agreement dated August 2, 2002, the joint venture is required to indemnify the City of Detroit for up to $20 million in claims against the City in connection with the acquisition of riverfront land and in connection with the Lac Vieux litigation. See the preceding discussion under "Detroit" for additional details.

We entered into the above arrangements as part of our negotiations with the City of Detroit related to the operation of our Detroit joint venture.

OPERATING LEASES

In October 1998, we entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay. In December 2001, we entered into a series of sale and leaseback agreements covering equipment located at several Nevada properties. These agreements, also made with a group of financial institutions, totaled $130.5 million.

We entered into the above operating leases solely to provide greater financial flexibility under the covenants in our bank credit facilities. The rent expense related to these operating leases was reported separately in the consolidated statements of income as operating lease rent. The operating lease agreements contained financial covenants regarding total debt and interest coverage that were similar to those under our credit facilities. The agreements also contained covenants regarding maintenance of the equipment, insurance requirements and prohibitions on liens.

On June 30, 2003, we exercised our purchase options under these operating leases and purchased the equipment for a total purchase price of $198.3 million, representing the equipment's fair market value based upon independent appraisals. The purchase was financed through a combination of borrowings under our new lease agreement and borrowings under our revolving credit facility.

EQUITY FORWARD AGREEMENTS

To facilitate our purchase of shares, we entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of our outstanding common stock. Bank of America acquired a total of 6.9 million shares at a total cost (notional amount) of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, we had received a net of 3.6 million shares and reduced the notional amount of the agreements by $38.7 million as of January 31, 2003. On March 31, 2003, we purchased the remaining 3.3 million shares from B of A for the notional amount of $100 million. The settlement of the contract was funded under our revolving credit facility.

We incurred quarterly interest charges on the notional amount at a rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through March 31, 2003, amounted to $12.3 million, of which $0.7 million was incurred during fiscal 2004. We also incurred structuring fees and commission charges totaling $3.7 million, none of which were incurred during fiscal 2004. These interest charges and other fees are included in the cost of treasury stock, net of the related tax benefit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations and commitments as of January 31, 2004:

	YEAR ENDING JANUARY 31,						
Description (in thousands)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 294	$ 294	$650,206	$500,294	$200,295	$1,503,248	$2,854,631
Capital leases	16,387	16,387	16,387	9,958	85,881	—	145,000
Operating leases	1,203	1,100	918	666	351	5,402	9,640
Purchase obligations	6,057	1,392	—	—	—	—	7,449
Detroit revised development agreement payments	4,250	—	—	—	—	—	4,250
Letters of credit supporting Detroit revenue bonds[1]	—	—	—	—	—	49,360	49,360
Total	$28,191	$19,173	$667,511	$510,918	$286,527	$1,558,010	$3,070,330

(1) We have issued letters of credit totaling $49.4 million to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds were to be used to finance costs associated with acquiring land for the joint venture's permanent facility. However, under the Revised Development Agreement with the City of Detroit dated August 2, 2002, we are obligated to repay these bonds even though the joint venture's permanent casino is not being relocated.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

Mandalay is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our variable-rate debt. We manage this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We do not utilize derivative financial instruments for trading purposes.

Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are initially matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

To manage our exposure to counterparty credit risk in interest rate swaps, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facilities, which management believes further minimizes the risk of nonperformance.

Reference is made to the discussion of the swap agreements we entered into during fiscal 2004 under "Financing Activities – Interest Rate Swaps" above.

The following table provides information as of January 31, 2004 about our financial instruments (debt obligations and interest rate swaps) that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

	YEAR ENDING JANUARY 31,						
(in millions)	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt (including current portion)							
Fixed-rate	$ .3	$ .3	$200.2	$500.3	$200.3	$1,103.2	$2,004.6
Average interest rate	6.7%	6.7%	6.5%	10.2%	9.5%	7.5%	8.3%
Variable-rate	$16.4	$16.4	$466.4	$ 9.9	$ 85.9	$ 400.0	$ 995.0
Average interest rate	1.4%	2.7%	3.9%	4.7%	5.2%	5.6%	4.6%
Interest rate swaps							
Pay floating	—	—	—	—	—	$ 500.0	$ 500.0
Average payable rate	—	—	—	—	—	8.5%	8.5%
Average receivable rate	—	—	—	—	—	6.4%	6.4%

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	January 31, 2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 153,490	$ 148,442
Accounts receivable, net of allowance	72,590	55,303
Income tax receivable	14,522	13,107
Inventories	35,166	30,625
Prepaid expenses	57,337	47,404
Deferred income tax	16,762	16,523
Total current assets	349,867	311,404
Property, equipment and leasehold interests, at cost, net	3,590,699	3,201,635
Other assets		
Excess of purchase price over fair value of net assets acquired	37,965	38,330
Investments in unconsolidated affiliates	573,306	573,345
Other investments	60,886	43,625
Intangible development costs	93,360	93,360
Deferred charges and other assets	76,413	92,965
Total other assets	841,930	841,625
Total assets	$ 4,782,496	$ 4,354,664
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 16,681	$ 20,284
Accounts and contracts payable		
Trade	39,016	36,952
Construction	10,122	10,031
Accrued liabilities		
Salaries, wages, vacations and bonuses	65,357	56,427
Progressive jackpots	12,977	13,267
Advance room deposits	21,674	14,384
Interest	62,556	67,731
Other	102,568	98,301
Total current liabilities	330,951	317,377
Long-term debt, net of current portion	3,001,975	2,763,593
Other liabilities		
Deferred income tax	230,324	227,652
Accrued intangible development costs	49,360	55,027
Deferred gain	—	10,339
Other long-term liabilities	96,393	79,160
Total other liabilities	376,077	372,178
Total liabilities	3,709,003	3,453,148
Commitments and contingent liabilities		
Minority interest	43,223	18,587
Stockholders' equity		
Common stock $.01-2/3 par value		
Authorized – 450,000,000 shares		
Issued – 113,654,263 and 113,634,013 shares	1,894	1,894
Preferred stock $.01 par value		
Authorized – 75,000,000 shares	—	—
Additional paid-in capital	549,022	581,166
Retained earnings	1,592,199	1,489,979
Deferred compensation	(540)	—
Accumulated other comprehensive loss	(23,293)	(16,920)
Treasury stock (48,242,286 and 51,061,847 shares), at cost	(1,089,012)	(1,173,190)
Total stockholders' equity	1,030,270	882,929
Total liabilities and stockholders' equity	$ 4,782,496	$ 4,354,664

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year ended January 31, 2004	2003	2002
Revenues			
Casino	$1,225,249	$1,205,163	$1,201,707
Hotel	652,287	570,236	581,551
Food and beverage	454,602	414,051	410,276
Other	334,645	333,979	332,253
	2,666,783	2,523,429	2,525,787
Less-complimentary allowances	(175,684)	(169,311)	(177,275)
	2,491,099	2,354,118	2,348,512
Costs and expenses			
Casino	652,870	647,195	669,719
Hotel	231,093	201,630	197,300
Food and beverage	317,406	285,153	283,864
Other operating expenses	204,765	212,075	219,358
General and administrative	438,918	409,166	417,149
Corporate general and administrative	32,856	27,439	20,981
Depreciation and amortization	175,531	144,995	216,001
Operating lease rent	20,172	49,073	32,185
Preopening expenses	8,230	4,614	2,155
Impairment loss	—	5,422	52,027
Write-off of intangible asset	—	13,000	—
	2,081,841	1,999,762	2,110,739
Equity in earnings of unconsolidated affiliates	81,183	97,950	113,287
Income from operations	490,441	452,306	351,060
Other income (expense)			
Interest, dividends and other income	6,882	(2,229)	(2,113)
Guarantee fees from unconsolidated affiliate	—	193	2,264
Interest expense	(193,236)	(207,114)	(221,352)
Loss on early extinguishment of debt, net of related gain on swap terminations	(6,327)	—	—
Net interest from unconsolidated affiliates	(8,089)	(7,172)	(7,501)
	(200,770)	(216,322)	(228,702)
Minority interest	(57,353)	(40,650)	(29,352)
Income before provision for income taxes	232,318	195,334	93,006
Provision for income taxes	(82,471)	(77,869)	(39,962)
Income before cumulative effect of a change in accounting principle	149,847	117,465	53,044
Cumulative effect of a change in accounting for goodwill	—	(1,862)	—
Net income	$ 149,847	$ 115,603	$ 53,044
Basic earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.40	$ 1.74	$ .73
Cumulative effect of a change in accounting principle	—	(.03)	—
Net income	$ 2.40	$ 1.71	$ .73
Diluted earnings per share:			
Income before cumulative effect of a change in accounting principle	$ 2.31	$ 1.68	$ .71
Cumulative effect of a change in accounting principle	—	(.03)	—
Net income	$ 2.31	$ 1.65	$ .71
Average shares outstanding (basic)	62,316,945	67,555,934	72,798,916
Average shares outstanding (diluted)	64,881,844	70,158,204	74,459,831

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended January 31,		
(in thousands)	2004	2003	2002
Cash flows from operating activities			
Net income	$ 149,847	$ 115,603	$ 53,044
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	175,531	144,995	216,001
Provision for bad debts	2,105	7,165	20,381
Increase (decrease) in deferred income tax	6,185	26,744	(16,420)
Tax benefit from stock option exercises	44,937	14,983	1,271
(Decrease) increase in interest payable	(5,175)	9,139	5,470
Increase in accrued pension cost	11,088	8,420	7,536
Loss on disposition of fixed assets	1,621	1,747	1,973
Impairment loss	—	5,422	52,027
Write-off of intangible asset	—	13,000	—
Cumulative effect of accounting change	—	1,862	—
Unconsolidated affiliates' (earnings in excess of distributions) distributions in excess of earnings	(376)	23,827	(2,783)
Minority interest in earnings, net of distributions	24,636	22,226	15,036
Changes in assets and liabilities:			
Other current assets	(35,281)	(10,298)	(13,164)
Other current liabilities	36,845	(2,616)	5,743
Other noncurrent assets	14,201	(20,294)	13,404
Other	(7,664)	2,981	—
Total adjustments	268,653	249,303	306,475
Net cash provided by operating activities	418,500	364,906	359,519
Cash flows from investing activities			
Capital expenditures	(545,130)	(300,532)	(156,742)
Increase in construction payable	91	1,747	4,364
Increase in other investments	(9,597)	(10,793)	(10,802)
Increase in investments in unconsolidated affiliates	—	(43,500)	—
Development agreement costs	(20,250)	(19,500)	—
Other	1,038	2,295	3,275
Net cash used in investing activities	(573,848)	(370,283)	(159,905)
Cash flows from financing activities			
Proceeds from issuance of senior notes and convertible senior debentures	898,053	—	297,836
Proceeds from sale-leaseback transactions	—	—	130,500
Proceeds from equipment financing	145,000	—	—
Net effect on cash of issuances and payments of debt with initial maturities of three months or less	(210,000)	280,000	(380,000)
Principal payments of debt with initial maturities in excess of three months	(591,077)	(44,478)	(62,498)
Debt premium on reverse interest swap termination	—	28,892	—
Debt issuance costs	(20,000)	(1,574)	(16,233)
Exercise of stock options	99,755	29,303	3,783
Purchases of treasury stock	—	(220,866)	(125,910)
Settlements and interest under equity forward agreements, net of tax benefit	(93,354)	(1,656)	(45,517)
Reversal of deferred gain	(10,339)	(16,414)	—
Payment of cash dividend	(47,627)	—	—
Other	(10,015)	(5,293)	(1,611)
Net cash provided by (used in) financing activities	160,396	47,914	(199,650)
Net increase (decrease) in cash and cash equivalents	5,048	42,537	(36)
Cash and cash equivalents at beginning of year	148,442	105,905	105,941
Cash and cash equivalents at end of year	$ 153,490	$ 148,442	$ 105,905
Supplemental cash flow disclosures			
Cash paid for interest (net of amounts capitalized of $7,624, $13,203 and $1,039)	$ 192,494	$ 190,395	$ 209,418
Cash paid for income taxes	$ 22,461	$ 33,265	$ 58,132
Noncash items			
(Increase) decrease in market value of investment in insurance contracts	$ (7,664)	$ 2,919	$ 2,073
(Increase) decrease in market value of interest rate swaps	$ (8,939)	$ (16,494)	$ 24,119
Minimum pension liability adjustment	$ 16,927	$ 7,412	$ 8,735
Accrual of development agreement costs	$ —	$ 73,860	$ —
Application of deposit for purchase of equipment	$ 22,500	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balance, January 31, 2001	113,634	$1,894	$572,207	$1,321,332	$ —	$ (6,804)	$ (819,689)	$1,068,940
Net income	—	—	—	53,044	—	—	—	53,044
Minimum pension liability adjustment	—	—	—	—	—	1,005	—	1,005
Interest rate swap market adjustment	—	—	—	—	—	(16,103)	—	(16,103)
Total comprehensive income								37,946
Exercise of stock options, net of tax benefit	—	—	689	—	—	—	4,365	5,054
Treasury stock acquired (5,186 shares), at cost	—	—	—	—	—	—	(125,910)	(125,910)
Interim settlements and interest under equity forward agreements, net of tax benefit	—	—	—	—	—	—	(45,517)	(45,517)
Other	—	—	96	—	—	—	—	96
Balance, January 31, 2002	113,634	1,894	572,992	1,374,376	—	(21,902)	(986,751)	940,609
Net income	—	—	—	115,603	—	—	—	115,603
Minimum pension liability adjustment	—	—	—	—	—	(5,571)	—	(5,571)
Interest rate swap market adjustment	—	—	—	—	—	10,553	—	10,553
Total comprehensive income								120,585
Exercise of stock options, net of tax benefit	—	—	8,203	—	—	—	36,083	44,286
Treasury stock acquired (7,470 shares), at cost	—	—	—	—	—	—	(220,866)	(220,866)
Interim settlements and interest under equity forward agreements, net of tax benefit	—	—	—	—	—	—	(1,656)	(1,656)
Other	—	—	(29)	—	—	—	—	(29)
Balance, January 31, 2003	113,634	1,894	581,166	1,489,979	—	(16,920)	(1,173,190)	882,929
Net income	—	—	—	149,847	—	—	—	149,847
Minimum pension liability adjustment	—	—	—	—	—	(11,923)	—	(11,923)
Interest rate swap market adjustment	—	—	—	—	—	5,550	—	5,550
Total comprehensive income								143,474
Exercise of stock options, net of tax benefit	—	—	(32,840)	—	—	—	177,532	144,692
Final settlement and interest under equity forward agreements, net of tax benefit	—	—	—	—	—	—	(93,354)	(93,354)
Restricted stock	20	—	696	—	(540)	—	—	156
Dividend	—	—	—	(47,627)	—	—	—	(47,627)
Balance, January 31, 2004	113,654	$1,894	$549,022	$1,592,199	$(540)	$(23,293)	$(1,089,012)	$1,030,270

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974 in Nevada. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a casino. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 5 – Investments in Unconsolidated Affiliates.)

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture (53.5% owned), which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method. The Company views each casino property as an operating segment and all such operating segments have been aggregated into one reporting segment.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which addresses consolidation by business enterprises where equity investors do not bear the residual economic risks and rewards. These entities are commonly referred to as "special-purpose entities." The provisions of FIN 46 were required to be applied prospectively for all variable-interest entities created after January 31, 2003. In December 2003, the FASB issued a revision to FIN 46 to clarify some of the provisions of the original interpretation and to exempt certain entities from its requirements. The additional guidance explains how to identify variable-interest entities and how an enterprise should assess its interest in an entity to decide whether to consolidate that entity. Application of revised FIN 46 is required for public companies with interests in "special-purpose entities" for periods ending after December 15, 2003. Application for all other types of variable-interest entities is required in financial statement periods ending after March 15, 2004. The Company does not expect FIN 46 to have a significant impact on its results of operations or financial position.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. On a regular basis, management evaluates its estimates, including those related to bad debts, intangible assets, self-insurance liabilities, income taxes, contingencies and litigation. Actual results could differ from those estimates.

CASH EQUIVALENTS

At January 31, 2004 and 2003, cash equivalents (consisting principally of money market funds and instruments with maturities at date of purchase of three months or less) had a cost approximately equal to market value.

INVENTORIES

Inventories (consisting primarily of food, beverage and retail inventories) are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income.

Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	15–45 years
Equipment, furniture and fixtures	3–15 years
Leasehold interests and improvements	5–16 years

CAPITALIZED INTEREST

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended January 31, 2004, 2003 and 2002, were $7.6 million, $13.2 million and $1.0 million, respectively.

LONG-LIVED ASSETS

Long-lived assets are comprised of goodwill, indefinite-life intangible assets, property and equipment and other assets. Accounting for goodwill and indefinite-life intangible assets is discussed in Note 4 and Note 7, respectively. Property and equipment and other assets are reviewed for impairment, on a property by property basis (the lowest level for which there are identifiable cash flows), whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Pursuant to applicable accounting rules, an estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, is recognized in the consolidated statements of income. Assets to be disposed of are reported at the lower of the carrying amount or their estimated net realizable value.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144, which was adopted by the Company in fiscal 2003, supercedes Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), and portions of other accounting statements. The provisions applicable to the Company under SFAS 144 are substantially the same as those under SFAS 121.

Pursuant to SFAS 121, the Company determined that the carrying values of its two Jean properties, Gold Strike and Nevada Landing, exceeded their fair values and, accordingly, recognized an impairment loss of $52.0 million in fiscal 2002. The properties' fair values were determined based upon several valuation approaches, including discounted future cash flows and cash flow multiples. The write-down was attributable to a downturn in operating results at these properties over the past few years due to the continued expansion of Native American casinos in California. Of the $52.0 million write-down, $17.9 million represented goodwill.

SELF-INSURANCE

The Company is self-insured up to certain limits for workers' compensation and employee medical claims. Self-insurance reserves are estimated based on the Company's claims experience and are included in accrued liabilities on the consolidated balance sheets. The self-insurance reserves at January 31, 2004 and 2003 were $10.5 million and $8.0 million, respectively.

TREASURY STOCK

Shares purchased and placed in treasury are valued at cost. Shares are removed from treasury using the first-in, first-out method. Interest charges and other fees related to the Company's equity forward agreements are included in treasury stock, net of the related tax benefit. (See Note 17 – Equity Forward Agreements.)

REVENUE RECOGNITION

Casino revenue is derived primarily from patrons wagering on slot machines, table games and other gaming activities. Table games typically include Blackjack or Twenty One, Craps, Baccarat and Roulette. Other gaming activities include Keno, Poker and Race and Sports. Casino revenues represent the net difference between the sums received as winnings and the sums paid as losses. Incentives, such as discounts to induce casino play and player club points (discussed more fully below), are deducted from gross casino revenues.

Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is included in gross revenue and then deducted as complimentary allowances.

The estimated cost of providing such complimentary allowances, as they relate to the casino department, was included in casino expenses as follows:

	Year ended January 31,		
(in thousands)	2004	2003	2002
Rooms	$ 18,847	$ 17,368	$ 19,341
Food and beverage	90,107	89,218	93,405
Other	11,890	10,972	13,405
	$120,844	$117,558	$126,151

PLAYERS' CLUB POINTS

The Company's players' club allows customers to earn "points" based on the volume of their gaming activity. These points are redeemable for cash rebates and/or certain complimentary services. Expense is accrued (reflected as a reduction of casino revenues) as the points are earned based upon their historical redemption rate multiplied by the cash value or the cost of providing the applicable complimentary services. The amount by which casino revenues were reduced was $29.7 million, $30.0 million and $28.3 million in the years ended January 31, 2004, 2003 and 2002, respectively.

PREOPENING EXPENSES

Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, preopening expenses are expensed as incurred.

For the year ended January 31, 2004, preopening expenses of $8.2 related primarily to our new all-suites tower, THEhotel at Mandalay Bay that opened in December 2003, and Mandalay Place, the new retail center connecting Mandalay Bay and Luxor that opened in October 2003. For the year ended January 31, 2003, preopening expenses of $4.6 million related primarily to the new convention center at Mandalay Bay that opened in January 2003. For the year ended January 31, 2002, preopening expenses of $2.2 million also related primarily to the new convention center.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period, while diluted earnings per share reflects the impact of additional dilution for all potentially dilutive securities, such as stock options. Anti-dilutive securities are not included in the computation of earnings per share. The total of all such anti-dilutive securities was immaterial for all periods presented.

The table below reconciles weighted-average shares outstanding used to calculate basic earnings per share with the weighted-average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

	Year ended January 31,		
(in thousands, except per share data)	2004	2003	2002
Net income	$149,847	$115,603	$53,044
Weighted-average shares outstanding (basic)	62,317	67,556	72,799
Dilutive effect of stock options	2,565	2,524	1,661
Equity forward contract	—	78	—
Weighted-average shares outstanding (diluted)	64,882	70,158	74,460
Basic earnings per share	$ 2.40	$ 1.71	$ .73
Diluted earnings per share	$ 2.31	$ 1.65	$ .71

STOCK-BASED COMPENSATION

The Company has various employee stock option plans as more fully described in Note 15 – Stock Options and Restricted Stock. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to continue to apply APB 25 and related interpretations in accounting for its stock option plans using the intrinsic value method. Intrinsic value represents the excess, if any, of the market price of the underlying common stock at the grant date over the exercise price of the stock option. Since all stock options granted had an exercise price equal to the market value of the underlying common stock on the date of grant, no compensation expense related to stock options was reflected in net income. Had compensation expense related to stock options been determined in accordance with the fair value recognition provisions of SFAS 123, the effect on the Company's net income and basic and diluted earnings per share would have been as follows:

	Year ended January 31,		
(in thousands, except share data)	2004	2003	2002
Net income as reported	$149,847	$115,603	$ 53,044
Less total stock-based employee compensation expense determined under the fair value method, net of tax	(2,834)	(8,224)	(10,415)
Pro forma net income	$147,013	$107,379	$ 42,629
Net income per share (basic)			
As reported	$ 2.40	$ 1.71	$ .73
Pro forma	2.36	1.59	.59
Net income per share (diluted)			
As reported	$ 2.31	$ 1.65	$ .71
Pro forma	2.27	1.53	.57

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	Year ended January 31, 2004	2003	2002
Expected stock price volatility	36.0%	40.7%	41.9%
Risk-free interest rate	2.0%	2.3%	4.2%
Expected option lives (years)	4.4	4.1	2.9
Dividend yield	2.5%	0.0%	0.0%
Estimated fair value of options granted (per share)	$7.40	$9.58	$6.10

The Company has also issued restricted stock pursuant to one of its stock incentive plans. The total value of each restricted stock grant, based upon the fair market value of the stock on the date of grant, is initially reported as deferred compensation under stockholders' equity. This deferred compensation is then amortized to compensation expense over the related vesting period. The following table shows the amount of compensation expense reflected in the income statements related to grants of restricted stock.

(in thousands)	Year ended January 31, 2004	2003	2002
Compensation expense	$156	$—	$—

COMPREHENSIVE INCOME

Comprehensive income is a broad concept of an enterprise's financial performance that includes all changes in equity during a period that arise from transactions and economic events from nonowner sources. Comprehensive income is net income plus "other comprehensive income," which consists of revenues, expenses, gains and losses that do not affect net income under accounting principles generally accepted in the United States. Other comprehensive income for the Company includes adjustments for minimum pension liability and adjustments to interest rate swaps, net of tax.

The accumulated other comprehensive loss reflected on the balance sheet consisted of the following:

(in thousands)	January 31, 2004	2003
Minimum pension liability adjustment	$23,293	$11,370
Adjustment to interest rate swaps	—	5,550
Accumulated other comprehensive loss	$23,293	$16,920

RECLASSIFICATIONS

During fiscal 2003, the Company changed its presentation of equity in earnings of unconsolidated affiliates, which was previously reported as a component of revenues. The Company now reports equity in earnings of unconsolidated affiliates as a separate component of income from operations on the consolidated statements of income under a separate caption titled "Equity in Earnings of Unconsolidated Affiliates." Prior years have been reclassified to conform with the new presentation. This reclassification had no effect on previously reported income from operations or net income.

The consolidated financial statements for prior years reflect certain other reclassifications to conform to classifications adopted in the current year. These reclassifications had no effect on previously reported net income.

RECENTLY ISSUED ACCOUNTING STANDARDS

During the period covered by these financial statements, the FASB has issued certain pronouncements on accounting policies that the Company has adopted as prescribed. The adoption of these accounting policies did not have a material impact on the Company's financial position or results of operations.

Note 2. ACCOUNTS RECEIVABLE

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. As of January 31, 2004, management believes that there are no concentrations of credit risk for which an allowance has not been established and recorded. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside. Bad debt expense was $2.1 million, $7.2 million and $20.4 million for the years ended January 31, 2004, 2003 and 2002, respectively.

Accounts receivable consisted of the following:

	January 31,	
(in thousands)	2004	2003
Casino	$ 44,139	$ 47,307
Hotel	31,724	28,129
Other	10,726	7,137
	86,589	82,573
Less – allowance for doubtful accounts	(13,999)	(27,270)
	$ 72,590	$ 55,303

The above allowance for doubtful accounts includes $12.3 million and $25.7 million related to casino receivables at January 31, 2004 and 2003, respectively.

Note 3. PROPERTY, EQUIPMENT AND LEASEHOLD INTERESTS

Property, equipment and leasehold interests consisted of the following:

	January 31,	
(in thousands)	2004	2003
Land and land leases	$ 401,171	$ 396,794
Buildings and improvements	3,610,601	3,263,074
Equipment, furniture and fixtures	1,128,406	737,566
Leasehold interests and improvements	3,525	8,646
	5,143,703	4,406,080
Less – accumulated depreciation and amortization	(1,596,022)	(1,266,465)
	3,547,681	3,139,615
Construction in progress	43,018	62,020
	$ 3,590,699	$ 3,201,635

Note 4. **GOODWILL**

On November 1, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million.

On June 1, 1995, the Company completed its acquisition of a group of properties (collectively, the "Gold Strike Properties") consisting of (i) two hotel/casino facilities in Jean, Nevada (see Note 1 regarding an impairment loss at these properties); (ii) a hotel/casino in Henderson, Nevada; (iii) a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land-based entertainment complex in Elgin, Illinois; and (iv) a 50% interest in a joint venture which owns Monte Carlo, a major hotel/casino on the Las Vegas Strip. The excess of the purchase price over the fair market value of the net assets acquired amounted to $394.5 million.

When the Gold Strike acquisition was consummated, the Company recorded the entire excess of the purchase price over the fair market value of net assets acquired as goodwill. However, the majority of the excess related to the value of the investments in Grand Victoria and Monte Carlo. Since the amount was not assigned to the specific assets (e.g., property and equipment) of the joint ventures, it was properly treated as goodwill. With the adoption of SFAS 142, it was determined that goodwill related to investments in unconsolidated affiliates should be reviewed differently for impairment than other goodwill. Therefore, unamortized goodwill of $309.2 million at January 31, 2002 was reclassified to investment in unconsolidated affiliates. This reclassification had no impact on the Company's reported net income.

On December 14, 1999, the Company purchased an additional ownership interest in a joint venture which operates MotorCity Casino, a casino in Detroit, Michigan, bringing its total ownership interest in the joint venture to 53.5%. The excess of the purchase price over the fair market value of the net assets acquired amounted to $38.4 million.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides that goodwill will no longer be amortized, but will instead be reviewed for impairment at least annually. SFAS 142 was adopted by the Company on February 1, 2002.

As of February 1, 2002, the Company had approximately $45.4 million of unamortized goodwill. Most of this total related to the fiscal 2000 purchase of an additional ownership interest in the joint venture which operates MotorCity Casino. In accordance with SFAS 142, each property with assigned goodwill is to be valued as an operating entity. If the fair value of the operating entity is greater than the book value, including assigned goodwill, no further testing is required. However, if the book value, including goodwill, is greater than the fair value of the operating entity, the assets and liabilities of the operating entity need to be valued. The difference between the fair value of the operating entity and the fair value of the assets represents the implied fair value of goodwill. To the extent that the implied fair value of goodwill is less than the book value of goodwill, an impairment charge must be recognized as a cumulative effect of a change in accounting principle upon adoption.

The Company completed its implementation analysis of the goodwill arising from its prior acquisitions. For purposes of this analysis, the fair value of the operating entities was determined using a combination of a discounted cash flow model and a valuation multiple or, in certain instances, an independent appraisal. Based upon this analysis, the Company recorded an impairment charge of $1.9 million, representing the unamortized goodwill associated with the June 1, 1995 acquisition of the Railroad Pass Hotel and Casino. This charge was reflected as a cumulative effect of a change in accounting principle in fiscal 2003.

The Company completed its annual review of impairment for fiscal 2003, pursuant to which it recorded an impairment loss of $5.4 million, representing the unamortized goodwill associated with the February 1, 1983 acquisition of the Edgewater Hotel and Casino in Laughlin, Nevada. A decline in income from operations at that property, along with lowered expectations for the Laughlin market, indicated impairment.

The Company has also completed its annual review of impairment for fiscal 2004 and no additional impairments were noted.

The Company recorded goodwill amortization of $11.8 million in the year ended January 31, 2002. Had SFAS 142 been in effect for this prior period, the Company would have reported the following:

(in thousands)	Year ended January 31, 2002
Net income as reported	$53,044
Goodwill amortization	11,801
Adjusted net income	$64,845
Adjusted net income per share – basic	$ .89
Adjusted net income per share – diluted	$ .87

Note 5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

	January 31,	
(in thousands)	2004	2003
Circus and Eldorado Joint Venture (50%) (Silver Legacy, Reno, Nevada)	$ 60,032	$ 57,615
Elgin Riverboat Resort (50%) (Grand Victoria, Elgin, Illinois)	246,637	249,040
Victoria Partners (50%) (Monte Carlo, Las Vegas, Nevada)	266,637	266,690
	$573,306	$573,345

The investment balances for Grand Victoria and Monte Carlo are greater than the carrying values of the net assets of the respective unconsolidated affiliates due primarily to goodwill recognized when the Company acquired the investments. (See Note 4 – Goodwill.) In July 2002, the Company made an additional equity contribution of $43.5 million to Victoria Partners. These funds, along with an identical equity contribution by the Company's partner, were used to payoff the remaining balance on Monte Carlo's credit facility.

The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Combined summarized balance sheet information of the unconsolidated affiliates as of December 31, 2003 and 2002 is as follows:

(in thousands)	2003	2002
Current assets	$103,968	$118,791
Property and other assets, net	632,876	643,854
Current liabilities	78,875	86,876
Long-term debt and other liabilities	162,046	170,285
Equity	495,923	505,484

Selected results of operations for each of the unconsolidated affiliates for the years ended December 31, 2003, 2002 and 2001 are as follows:

	December 31, 2003			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$151,955	$379,157	$260,255	$791,367
Expenses	126,451	312,854	186,413	625,718
Operating income	25,504	66,303	73,842	165,649
Net income	9,496	66,544	73,948	149,988

	December 31, 2002			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$159,432	$402,869	$250,317	$812,618
Expenses	129,124	300,803	184,268	614,195
Operating income	30,308	102,066	66,049	198,423
Net income	16,766	102,683	64,979	184,428

	December 31, 2001			
(in thousands)	Silver Legacy	Grand Victoria	Monte Carlo	Total
Revenues	$164,677	$410,248	$256,586	$831,511
Expenses	130,595	284,101	189,737	604,433
Operating income	34,082	126,147	66,849	227,078
Net income	21,120	127,594	62,575	211,289

Note 6. OTHER INVESTMENTS

The Company has adopted a Supplemental Executive Retirement Plan ("SERP"), a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key employees upon retirement. The SERP is an unfunded plan. However, the Company is informally funding the plan through life insurance contracts on the participants. These life insurance contracts had cash surrender values of $53.7 million and $35.2 million at January 31, 2004 and 2003, respectively. (See Note 14 – Employee Retirement Plans for additional information regarding the SERP.)

Note 7. INTANGIBLE DEVELOPMENT COSTS

On August 2, 2002, the Detroit City Council approved a revised development agreement pursuant to which MotorCity Casino will expand its current facility by December 31, 2005. Under the revised development agreement, MotorCity Casino had paid the City of Detroit $39.8 million as of January 31, 2004, and is obligated to pay an additional $4.2 million by May 2004. MotorCity is further obligated, through letters of credit issued by the Company, to fund approximately $49.4 million to repay bonds issued by the Economic Development Corporation of the City of Detroit. The Company recorded an intangible asset of $93.4 million, representing the total of the above obligations. As of January 31, 2004, the remaining unpaid obligation is $53.6 million ($4.2 million current portion). These intangible development costs have an indefinite life. Based on the Company's annual assessment of intangible development costs for fiscal 2004, the Company does not believe that an impairment has occurred or is likely to occur in the near term. (See Note 18 – Commitments and Contingent Liabilities for additional details regarding the Company's Detroit joint venture.)

Note 8. DEFERRED CHARGES AND OTHER ASSETS

Deferred charges and other assets consisted of the following:

(in thousands)	January 31, 2004	2003
Debt issuance costs, net	$39,673	$31,877
Intangible asset related to SERP	20,417	21,833
Other	16,323	39,255
	$76,413	$92,965

The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its credit facilities. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was $9.6 million, $7.6 million and $6.5 million for the years ended January 31, 2004, 2003 and 2002, respectively.

The Company accounts for its SERP according to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of an intangible asset in an amount equal to the additional minimum liability, provided that such intangible asset may not exceed the amount of unrecognized prior service cost and unrecognized net obligation. The amount by which the additional minimum liability exceeds unrecognized prior service cost and unrecognized net obligation is recorded as a negative component of stockholders' equity through comprehensive income (net of related tax benefits). In fiscal 2004, the Company adopted SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which, as revised, requires additional disclosures about assets, obligations, cash flows, estimated future benefit payments and net periodic pension cost of defined benefit pension plans and other postretirement benefit plans. (See Note 14 – Employee Retirement Plans for additional information regarding the SERP.)

Note 9. LONG-TERM DEBT

Long-term debt consisted of the following:

(in thousands)	January 31, 2004	2003
Amounts due under bank credit agreements at floating interest rates, weighted average of 2.9% and 3.2%	$ 450,000	$ 660,000
Amounts due under majority-owned joint venture revolving credit facility at floating interest rates, weighted average of 2.8%	—	20,000
6¾% Senior Subordinated Notes due 2003 (net of unamortized discount of $7)	—	149,993
9¼% Senior Subordinated Notes due 2005	—	275,000
6.45% Senior Notes due 2006 (net of unamortized discount of $88 and $132)	199,912	199,868
10¼% Senior Subordinated Notes due 2007	500,000	500,000
9½% Senior Notes due 2008	200,000	200,000
6½% Senior Notes due 2009	250,000	—
9⅜% Senior Subordinated Notes due 2010 (net of unamortized discount of $1,612 and $1,877)	298,388	298,123
6⅜% Senior Notes due 2011 (net of unamortized discount of $1,907)	248,093	—
7⅝% Senior Subordinated Debentures due 2013	150,000	150,000
Amounts due under Convertible Senior Debentures due 2033 at floating interest rates, weighted average of 1.9%	400,000	—
7.0% Debentures due 2036 (net of unamortized discount of $65 and $79)	149,935	149,921
6.70% Debentures due 2096 (net of unamortized discount of $0 and $40)	4,415	149,960
Obligation under capital lease	145,000	—
Other notes	3,888	4,381
	2,999,631	2,757,246
Current portion of long-term debt	(16,681)	(20,284)
Debt premium from termination of reverse interest rate swaps (see Note 10)	17,711	26,631
Market value of reverse interest rate swaps	1,314	—
	$3,001,975	$2,763,593

In August 2001, the Company replaced its $1.8 billion unsecured credit facility, dated May 23, 1997, with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan facility which was paid in full using a portion of the net proceeds received from the issuance of $300 million of Senior Subordinated Notes in December 2001 (discussed more fully below) and a $250 million term loan facility which was paid in full using the net proceeds from the issuance of $250 million of Senior Notes in November 2003 (discussed more fully below) together with borrowings under the Company's revolving credit facility, thus reducing the borrowing capacity to $850 million under the remaining facility. The remaining credit facility, which is for general corporate purposes, is an $850 million revolving facility, $450 million of which was outstanding at January 31, 2004. The credit facility is unsecured and provides for the payment of interest, at the Company's option, either at a rate equal to or an increment above the higher of the Bank of America, N.A. "prime rate" and the Federal Reserve Board "Federal Funds Rate" plus 50 basis points or, alternatively, at a Eurodollar-based rate. The entire principal amount outstanding under the credit facility becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders. While the debt instrument issued under the above credit facility is short term in tenor, it is classified as long-term debt because it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. The fair value of the debt issued under the credit facility approximates the carrying value of the debt.

The credit facility includes financial covenants regarding total debt and interest coverage and contains covenants that limit the Company's ability, among other things, to dispose of assets, make distributions on its capital stock, engage in a merger, incur liens and engage in transactions with its affiliates. In December 2001, the Company amended the covenants under each of its credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the terrorist attacks that occurred on September 11, 2001. In February 2003, the Company again amended the covenants under each of its credit facilities. These amendments modify the definition of "Adjusted EBITDA" with respect to the Company's 53.5% ownership in MotorCity Casino in Detroit, Michigan. As previously defined in the credit facilities, Adjusted EBITDA included only the cash distributions the Company actually received from MotorCity Casino. Under the amended definition, Adjusted EBITDA includes the Company's 53.5% share of the Adjusted EBITDA of MotorCity Casino, whether or not distributed. These amendments also provided for a more liberal test for total debt coverage during the fiscal year ending January 31, 2004. At January 31, 2004, the Company was in compliance with all of the covenants in its credit facility and, under the most restrictive loan covenant, was restricted from issuing additional debt in excess of approximately $212 million.

On November 25, 2003, the Company issued $250 million principal amount of 6³/₈% Senior Notes due December 2011 (the "6³/₈% Notes"), with interest payable each June and December. The 6³/₈% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% principal amount plus a make-whole premium. The 6³/₈% Notes, which were discounted to $248.1 million, are not subject to any sinking fund requirements. The net proceeds from this issuance, together with borrowings under the revolving credit facility, were used to repay in full the Company's $250 million term loan facility. As of January 31, 2004, the estimated fair value of the 6³/₈% Notes was $257.5 million based on their trading price.

On July 31, 2003, the Company issued $250 million principal amount of 6¹/₂% Senior Notes due 2009 (the "6¹/₂% Notes"), with interest payable each January and July. The 6¹/₂% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% principal amount plus a make-whole premium. The 6¹/₂% Notes are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's revolving credit facility. As of January 31, 2004, the estimated fair value of the 6¹/₂% Notes was $261.3 million, based on their trading price.

On March 21, 2003, the Company issued $350 million original principal amount of floating-rate convertible senior debentures due 2033 ("convertible debentures"). An additional $50 million original principal amount of the convertible debentures were issued on April 2, 2003, pursuant to an option granted to the initial purchasers. The convertible debentures bear interest at a floating rate equal to 3-month LIBOR (reset quarterly) plus 0.75%, subject to a maximum rate of 6.75%. The convertible debentures also provide for the payment of contingent interest after March 21, 2008 if the average market price of the convertible debentures reaches a certain threshold.

Such contingent interest is considered an embedded derivative with a nominal value. The convertible debentures provide for an initial base conversion price of $57.30 per share, reflecting a conversion premium of 100% over Mandalay's closing stock price of $28.65 on March 17, 2003. The proceeds of the offering were used to repay borrowings under the Company's revolving credit facility.

Each convertible debenture is convertible into shares of Mandalay's common stock (i) during any calendar quarter beginning after June 30, 2003, if the closing price of Mandalay's common stock is more than 120% of the base conversion price (initially 120% of $57.30, or $68.76) for at least 20 of the last 30 trading days of the preceding calendar quarter; (ii) if a credit rating assigned to the convertible debentures falls below a specified level; (iii) if the Company takes certain corporate actions; or (iv) if the Company calls the convertible debentures for redemption. If the convertible debentures are converted, holders will receive 17.452 shares per convertible debenture, or an aggregate of 7.0 million shares of Mandalay common stock, subject to adjustment of the conversion rate for any stock dividend; any subdivision or combination, or certain reclassifications, of the shares of Mandalay common stock; any distribution to all holders of shares of Mandalay common stock of certain rights to purchase shares of Mandalay common stock for a period expiring within 60 days at less than the sale price per share of Mandalay common stock at the time; any distribution to all holders of shares of Mandalay common stock of

Mandalay assets (including shares of capital stock of a subsidiary), debt securities or certain rights to purchase Mandalay securities; or any "extraordinary cash dividend." For this purpose, an extraordinary cash dividend is one the amount of which, together with all other cash dividends paid during the preceding 12-month period, is on a per share basis in excess of the sum of (i) 5% of the sale price of the shares of Mandalay common stock on the day preceding the date of declaration of such dividend and (ii) the quotient of the amount of any contingent cash interest paid on a convertible debenture during such 12-month period divided by the number of shares of common stock issuable upon conversion of a convertible debenture at the conversion rate in effect on the payment date of such contingent cash interest. In addition, if at the time of conversion the market price of Mandalay's common stock exceeds the then-applicable base conversion price, holders will receive up to an additional 14.2789 shares of Mandalay's common stock per convertible debenture, as determined pursuant to a specified formula, or up to an additional 5.7 million shares in the aggregate.

The Company may redeem all or some of the convertible debentures for cash at any time on or after March 21, 2008, at their accreted principal amount plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At the option of the holders, the Company may be required to repurchase all or some of the convertible debentures on the 5th, 10th, 15th, 20th and 25th anniversaries of their issuance, at their accreted principal amount plus accrued and unpaid interest, if any, to, but excluding, the purchase date. The Company may choose to pay the purchase price in cash, shares of Mandalay common stock or any combination thereof.

On December 20, 2001, the Company issued $300 million principal amount of $9^3/_8$% Senior Subordinated Notes due February 2010 (the "$9^3/_8$% Notes"), with interest payable each February and August. The $9^3/_8$% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The $9^3/_8$% Notes, which were discounted to $297.8 million, are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facilities. As of January 31, 2004, the estimated fair value of the $9^3/_8$% Notes was $351.0 million, based on their trading price.

On August 16, 2000, the Company issued $200 million principal amount of $9^1/_2$% Senior Notes due August 2008 (the "$9^1/_2$% Notes"), with interest payable each February and August. The $9^1/_2$% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The $9^1/_2$% Notes are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facility. As of January 31, 2004, the estimated fair value of the $9^1/_2$% Notes was $234.0 million, based on their trading price.

On July 24, 2000, the Company issued $500 million principal amount of $10^1/_4$% Senior Subordinated Notes due August 2007 (the "$10^1/_4$% Notes"), with interest payable each February and August. The $10^1/_4$% Notes are redeemable prior to maturity at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium. The $10^1/_4$% Notes are not subject to any sinking fund requirements. The net proceeds from this issuance were used to repay borrowings under the Company's credit facility. As of January 31, 2004, the estimated fair value of the $10^1/_4$% Notes was $576.3 million, based on their trading price.

In November 1998, the Company issued $275 million principal amount of $9^1/_4$% Senior Subordinated Notes due December 2005 (the "$9^1/_4$% Notes"), with interest payable each June and December. On July 15, 2003, the Company redeemed the $9^1/_4$% Notes at a redemption price of 104.625% plus interest accrued to the redemption date. In addition to the premium of $12.7 million, the Company wrote off related unamortized loan fees of $2.6 million, resulting in a total loss of $15.3 million. However, this loss was partially offset by $9.0 million in gains from the sale of related interest rate swaps. This resulted in a net loss on redemption of $6.3 million.

In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). Of the $150 million principal amount outstanding, $145.6 million principal amount of the 6.70% Debentures were put to us by the holders at 100% of their principal amount plus accrued interest on November 17, 2003. The 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2004, the estimated fair value of the 7.0% Debentures was $160.1 million and the estimated fair value of the 6.70% Debentures was $4.4 million, based on their trading prices.

In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2004, the estimated fair value of the 6.45% Notes was $208.0 million, based on their trading price.

In July 1993, the Company issued $150 million principal amount of 6¾% Senior Subordinated Notes (the "6¾% Notes") due July 2003 and $150 million principal amount of 7⅝% Senior Subordinated Debentures (the "7⅝% Debentures") due July 2013, with interest payable each July and January. The 6¾% Notes, which were discounted to $149.8 million, were repaid in July 2003. The 7⅝% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. As of January 31, 2004, the estimated fair value of the 7⅝% Debentures was $159.4 million, based on their trading price.

On June 30, 2003, the Company exercised its options under two operating lease agreements relating to equipment located at several of the Company's Nevada properties, and purchased the equipment for a total purchase price of $198.3 million, representing the equipment's estimated fair market value based on independent appraisals. Simultaneously, the Company entered into a new lease agreement pursuant to which the Company assigned a portion of the equipment acquired above to the new lessors and borrowed $145 million. These proceeds, along with borrowings under the Company's revolving credit facility, were used to fund the purchase of the equipment under the operating leases.

The new lease agreement is considered a capital lease for financial reporting purposes, and the Company has recorded an asset and a corresponding liability equal to the fair market value of the assets at inception of the lease. The new lease agreement contains financial covenants regarding total debt and interest coverage that are similar to those under the Company's revolving credit facility. The agreement also contains covenants regarding equipment maintenance, insurance requirements and prohibitions on liens.

Required annual principal payments as of January 31, 2004 are as follows:

Year ending January 31, (in thousands)	
2005	$ 16,681
2006	16,681
2007	666,593
2008	510,252
2009	286,176
Thereafter	1,503,248
	$2,999,631

Note 10. INTEREST RATE SWAPS

The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. Under this policy, the Company may use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, and the instruments qualify for hedge accounting, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period.

If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period. The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense.

In February 2003, the Company entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of its bank group. Under one agreement, the Company received a fixed interest rate of 9.25% and paid a variable interest rate (based on LIBOR plus 6.35%) on $275 million notional amount. Under the other, the Company received a fixed rate of 6.45% and paid a variable interest rate (based on LIBOR plus 3.57%) on $200 million notional amount. In May 2003, the Company elected to terminate the $275 million swap and received $2.7 million in cash representing the fair market value of the swap. Since the underlying $275 million Senior Subordinated Notes were called on July 15, 2003, the unamortized portion of this gain (along with the unamortized portion of the gain related to a similar interest rate swap that was terminated in October 2002) was offset against the related loss on early retirement of debt. The total gain thus offset was $9.0 million. Meanwhile, in June 2003, the Company elected to terminate the $200 million swap. The Company received $4.1 million in cash representing the fair market value of the swap, and recorded a corresponding debt premium which is being amortized to interest expense, using an effective interest rate method, over the remaining life of the related debt instrument, which was approximately 2½ years at the time the swap was terminated.

In July 2003, the Company entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of its bank group. Under one agreement, the Company receives a fixed interest rate of 6.5% and pays a variable interest rate (based on LIBOR plus 2.39%, or 3.6% at January 31, 2004) on $200 million notional amount. Under the other, the Company receives a fixed rate of 6.5% and pays a variable interest rate (based on LIBOR plus 2.42%, or 3.6% at January 31, 2004) on $50 million notional amount. These swaps are being used to hedge the Company's $250 million 6½% Senior Notes due 2009.

In December 2003, the Company entered into two "reverse" interest rate swap agreements ("fair value hedges") with members of its bank group. Under one agreement, the Company receives a fixed interest rate of 6.375% and pays a variable interest rate (based on LIBOR plus 1.74%, or 3.0% at January 31, 2004) on $125 million notional amount. Under the other, the Company receives a fixed rate of 6.375% and pays a variable interest rate (based on LIBOR plus 1.72%, or 2.9% at January 31, 2004) on $125 million notional amount. These swaps are being used to hedge the Company's $250 million 6⅜% Senior Notes due 2011.

The Company had an interest rate swap agreement ("cash flow hedge") of $200 million notional amount, which terminated on September 24, 2003.

The net effect of all the above swaps resulted in a reduction of interest expense of $7.3 million for the year ended January 31, 2004.

The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps are members of the Company's bank group. If the Company had terminated all swaps as of January 31, 2004, the Company would have received a net amount of $1.3 million based on quoted market values from the various financial institutions holding the swaps.

The above swaps meet the criteria for hedge accounting established by Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which the Company adopted in fiscal 2002. The Company reports its swap related assets and liabilities on a net basis in "Other Long-term Liabilities". The fair market value of the swaps designated as a cash flow hedge (which terminated in September 2003) increased by $7.6 million ($5.6 million, net of tax) during the year ended January 31, 2004, which decreased the net liability, with the corresponding income included as other comprehensive income.

The fair market value of the swaps designated as fair value hedges increased $1.3 million during the year ended January 31, 2004, which decreased the net liability with a corresponding increase in long-term debt.

Note 11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

(in thousands)	January 31, 2004	2003
Accrued SERP liability	$34,616	$23,528
SERP additional minimum liability	56,253	39,326
Other	5,524	16,306
	$96,393	$79,160

The Company accounts for its SERP according to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). SFAS 87 requires the recognition of a liability if the net periodic pension expense exceeds the amount the employer has contributed to the plan. Since the SERP is a non-qualified retirement plan, the Company does not make contributions and consequently, a liability is recorded for the net periodic pension expense. The resulting accrued SERP liability is reduced by benefit distributions to participants. SFAS 87 also requires an employer to recognize an additional minimum liability for the amount that the unfunded accumulated benefit obligation exceeds the fair value of the plan assets and accrued pension liability. (See Note 14 – Employee Retirement Plans for additional information regarding the SERP.)

Note 12. LEASING ARRANGEMENTS

In October 1998, the Company entered into a $200 million operating lease agreement with a group of financial institutions to lease equipment at Mandalay Bay. In December 2001, the Company entered into a series of sale and leaseback agreements covering equipment located at several Nevada properties. These agreements, again made with a group of financial institutions, totaled $130.5 million. The sale of the equipment resulted in the recognition of a net deferred gain of $28.3 million, of which was $26.8 million subsequently reversed when the Company exercised its purchase option on the equipment (see below). The proceeds from these leases were used to reduce borrowings outstanding under the Company's revolving credit facility.

On July 31, 2002, the Company exercised its purchase option under a $12.5 million aircraft lease agreement (part of the $130.5 million lease agreements entered into in December 2001) and on September 30, 2002, the Company exercised its purchase option under a $5.5 million aircraft lease agreement (also part of the $130.5 million lease agreements entered into in December 2001). On June 30, 2003, the Company exercised its purchase options under its remaining operating leases and purchased the equipment for a total purchase price of $198.3 million, representing the equipment's fair market value based upon independent appraisals. The purchase price was financed utilizing the $145 million the Company received under its new capital lease agreement, with the balance being borrowed under the revolving credit facility.

The Company also leases various storage facilities and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 2004 under operating leases that have lease terms in excess of one year:

Year ending January 31, (in thousands)	
2005	$1,203
2006	1,099
2007	919
2008	666
2009	351
Thereafter	5,402
	$9,640

Rent expense for all leases accounted for as operating leases was as follows:

	Year ended January 31,		
(in thousands)	2004	2003	2002
Operating rent expense	$21,637	$51,125	$34,071

Note 13. **INCOME TAXES**

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At January 31, 2004, the Company believes that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and projected taxable income in the future. Accordingly, there is no valuation allowance at January 31, 2004.

The components of the provision for income taxes were as follows:

	Year ended January 31,		
(in thousands)	2004	2003	2002
Current			
Federal	$50,896	$46,446	$39,147
State	821	1,504	1,438
	51,717	47,950	40,585
Deferred (see below)			
Federal	30,754	29,919	(623)
	$82,471	$77,869	$39,962

The Company recognized a tax benefit of $44.9 million, $15.0 million and $1.3 million related to the exercise of stock options for the fiscal years ended January 31, 2004, 2003 and 2002, respectively. Such amounts reduced current taxes payable and increased additional paid-in capital.

The components of deferred income tax expense were as follows:

(in thousands)	Year ended January 31, 2004	2003	2002
Additional depreciation resulting from the use of accelerated methods for tax purposes	$22,249	$15,077	$ 10,064
Nondeductible loss resulting from asset impairment	—	—	(11,935)
Effect of expensing preopening costs for financial statement purposes versus amortizing over five years for tax purposes	3,658	3,830	3,832
Pension plan expense not deductible for tax purposes and market value adjustment	(1,313)	(3,969)	(5,594)
Book reserve for bad debts not deductible for tax purposes until written off	4,717	2,884	6,344
Difference between book and tax basis of investments in unconsolidated affiliates	4,215	1,797	(2,553)
Prepaid gaming taxes	(687)	1,289	49
Entertainment production costs	204	1,314	(1,127)
Property tax	(783)	1,382	94
Other, net	(1,506)	6,315	203
	$30,754	$29,919	$ (623)

The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate was as follows:

(in thousands)	Year ended January 31, 2004	2003	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
Nondeductible goodwill impairment	—	1.3	6.7
Nondeductible goodwill amortization	—	—	3.8
Other, net	0.5	3.9	(2.5)
Effective tax rate	35.5%	40.2%	43.0%

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 2004 and 2003, were as follows:

	January 31,	
(in thousands)	2004	2003
Deferred tax liabilities		
Property and equipment	$232,366	$221,662
Investments in unconsolidated affiliates	12,860	14,205
Other	2,816	12,982
Gross deferred tax liabilities	248,042	248,849
Deferred tax assets		
Accrued vacation benefits	9,425	8,137
Bad debt reserve	4,533	9,159
Preopening expenses	1,335	4,875
Pension plan	12,118	8,122
Other	7,069	7,427
Gross deferred tax assets	34,480	37,720
Net deferred tax liabilities	$213,562	$211,129

Note 14. EMPLOYEE RETIREMENT PLANS

Approximately 37% of the Company's employees (excluding unconsolidated affiliates) are covered by union-sponsored, collectively bargained, multi-employer defined benefit pension plans. The Company contributed $13.7 million, $11.0 million and $9.2 million during the years ended January 31, 2004, 2003 and 2002, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan include "automatic" contributions based on employees' years of service, and "matching" contributions based on employees' contributions. Employees vest in Company contributions over a period of six years. MotorCity Casino also has a profit sharing and investment plan covering primarily union employees. Contributions to both plans are funded with cash and totaled approximately $7.6 million, $7.2 million and $6.3 million in the years ended January 31, 2004, 2003 and 2002.

On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company pays supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service, compensation and SERP tier. The Company uses a measurement date of January 31 for its SERP.

The change in benefit obligation for the SERP was as follows:

(in thousands)	2004	2003
Benefit obligation at beginning of year	$ 74,105	$55,498
Service cost	4,640	3,490
Interest cost	4,894	3,979
Additional liability[1]	—	244
Actuarial loss	24,121	12,106
Benefits paid	(985)	(1,212)
Benefit obligation at end of year	$106,775	$74,105

The fair value of plan assets for the SERP was as follows:

(in thousands)	2004	2003
Fair value of plan assets at end of year[2]	$ —	$ —

Amounts recognized in the consolidated balance sheets related to the SERP were as follows:

(in thousands)	2004	2003
Funded status	$(106,775)	$(74,105)
Unrecognized actuarial loss	51,742	29,065
Unrecognized prior service cost	20,417	21,833
Net liability recognized	$ (34,616)	$(23,207)

(in thousands)	2004	2003
Accrued benefit cost	$(90,869)	$(62,533)
Intangible asset	20,417	21,833
Accumulated other comprehensive loss[3]	35,836	17,493
Net liability recognized	$(34,616)	$(23,207)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

(in thousands)	2004	2003
Projected benefit obligation	$106,775	$74,105
Accumulated benefit obligation	90,869	62,533
Fair value of plan assets	—	—

The weighted-average assumptions used to determine benefit obligations at January 31 were as follows:

	2004	2003
Discount rate	6.1%	6.7%
Rate of compensation increase tier I	4.0%	3.0%
Rate of compensation increase tiers II and III	2.5%	3.0%

The components of net periodic pension cost were as follows:

(in thousands)	Year ended January 31, 2004	2003	2002
Service cost	$ 4,640	$3,490	$3,089
Interest cost	4,894	3,979	3,329
Amortization of prior service cost	1,416	1,402	1,342
Recognized net actuarial loss	1,444	761	496
Net periodic pension cost(4)	$12,394	$9,632	$8,256

The weighted-average assumptions used to determine net periodic benefit costs were as follows:

	Year ended January 31, 2004	2003	2002
Discount rate	6.7%	7.3%	8.0%
Expected long-term return on plan assets(5)	NA	NA	NA
Rate of compensation increase	3.0%	3.0%	3.0%

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid over the next ten years:

Plan year ending January, (in thousands)	
2005	$ 1,021
2006	3,849
2007	3,918
2008	4,016
2009	4,580
2010 – 2014	39,767

(1) Consists of liability for prior service cost for new participants, plus certain prior year adjustments relating to years of credited service and compensation.
(2) This plan is a non-qualified retirement plan and contains no plan assets. While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $53.7 million, $35.2 million and $28.6 million at January 31, 2004, 2003 and 2002, respectively. The life insurance contracts had a face value of $175.1 million at January 31, 2004. The cash surrender value is included in other investments. See Note 6.
(3) Amount recorded in the Consolidated Statement of Stockholders' Equity is net of income tax of $12.5 million, $6.1 million and $3.1 million in the years ended January 31, 2004, 2003 and 2002, respectively.
(4) *The periodic pension expense is included in departmental expenses.*
(5) Since the plan is an unfunded non-qualified pension plan, the expected long-term rate of return on assets is not applicable.

Note 15. STOCK OPTIONS AND RESTRICTED STOCK

The Company has various stock incentive plans for executive, managerial and supervisory personnel, as well as the Company's outside directors and consultants. All of the plans permit grants of options, and two of the plans also permit the grant of performance shares and restricted stock awards relating to the Company's common stock. As of January 31, 2004, the awards granted pursuant to these plans were stock options, which are generally exercisable in one or more installments beginning not less than six months after the grant date, and restricted stock.

Summarized information for stock options and restricted stock was as follows:

	Year ended January 31, 2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	7,805,569	$17.39	9,897,371	$16.24	5,615,940	$13.46
Granted	94,300	21.76	185,000	27.22	4,631,500	19.33
Exercised	(6,086,467)	16.39	(2,232,668)	13.12	(308,269)	12.27
Canceled	(46,850)	21.86	(44,134)	16.88	(41,800)	14.92
Outstanding at end of year	1,766,552	20.95	7,805,569	17.39	9,897,371	16.24
Options exercisable at end of year	216,868	20.01	5,098,535	15.79	3,484,629	13.01
Options available for grant at end of year	3,196,474		3,257,324		6,790	

The following table summarizes information about stock options and restricted stock outstanding and exercisable at January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$00.00 to $20.00	193,351	5.34	$14.14	84,901	$14.65
20.20 to 20.20	1,156,668	7.08	20.20	40,000	20.20
20.75 to 37.64	416,533	7.63	26.18	91,967	24.86
	1,766,552	7.02	20.95	216,868	20.01

Restricted stock grants of 20,250 shares were issued under the plans during the year ended January 31, 2004. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of the grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations. The Company recorded compensation expense of $156,000 in fiscal 2004.

Note 16. STOCK RELATED MATTERS

On July 14, 1994, the Company declared a dividend of one common stock purchase right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 15% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 15% or more of the Company's common stock.

In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 15% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

In June 2001, the Board of Directors authorized the purchase of up to 15% of Mandalay's common stock which remained outstanding after a prior share purchase authorization was fully utilized. In March 2003, the Board authorized the purchase of up to an additional 10 million shares of Mandalay's common stock that remain outstanding after the Board of Directors' prior authorization is fully utilized. On March 31, 2003, the Company purchased the remaining 3.3 million shares under its equity forward agreements for $100 million (discussed more fully in Note 17). The Company made no additional share purchases during fiscal 2004, and as of January 31, 2004, the number of additional shares the Company is authorized to purchase was approximately 10.3 million. Any share purchases the Company may make in the future pursuant to this authorization will be dependent upon market conditions, and are expected to be made in accordance with the volume and other limitations of Rule 10b-18 under the Securities Exchange Act of 1934.

During the year ended January 31, 2004, the Company did not purchase any shares of its common stock. In fiscal 2003 and 2002, the Company purchased 7.5 million shares of its common stock at a cost of $220.9 million and 5.2 million shares of its common stock at a cost of $125.9 million, respectively. These amounts do not include interim settlements or the final settlement under the Company's equity forward agreements, as discussed in Note 17.

Note 17. EQUITY FORWARD AGREEMENTS

To facilitate its purchase of shares of its common stock, the Company entered into equity forward agreements with Bank of America ("B of A" or "the Bank") providing for the Bank's purchase of up to an agreed amount of the outstanding common stock. Bank of America acquired a total of 6.9 million shares at a total cost of $138.7 million under these agreements. Pursuant to the interim settlement provisions and an amendment to the agreements, the Company received a net of 3.6 million shares and reduced the notional amount of the agreements by $38.7 million as of January 31, 2003. On March 31, 2003, the Company purchased the remaining 3.3 million shares from B of A for the notional amount of $100 million. The settlement was funded under the Company's revolving credit facility.

The Company incurred quarterly interest charges on the notional amount at a rate equal to LIBOR plus 1.95%. Total interest charges incurred from inception through March 31, 2003, amounted to $12.3 million, of which $0.7 million was incurred during fiscal 2004. The Company also incurred structuring fees and commissions totaling $3.7 million, none of which were incurred in fiscal 2004. These interest charges and other fees are included in the cost of treasury stock, net of the related tax benefit.

Note 18. COMMITMENTS AND CONTINGENT LIABILITIES

THEhotel

THEhotel, the new 1,117-all-suites tower at Mandalay Bay, opened in December 2003. The new suites average 750 square feet, among the largest room product in the Las Vegas market. The 43-story tower also includes meeting suites, a spa and fitness center, a lounge and two restaurants, including a rooftop venue "Mix-Las Vegas" created by famed chef Alain Ducasse that will open later this summer. The total cost of the new tower is estimated to be $260 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2004, the Company had incurred costs of $244.1 million related to this project.

MANDALAY PLACE

In October 2003, the Company opened Mandalay Place, a retail center located between Mandalay Bay and Luxor. The center will eventually include approximately 90,000 square feet of retail space and approximately 40 stores and restaurants, including internationally branded retailers like Oilily, GF Ferre, Nike Golf and Urban Outfitters, along with restaurants by celebrity chefs Pierro Selvaggio, Hubert Keller and Rick Moonen. The cost is estimated to be approximately $60 million, excluding land, capitalized interest and preopening expenses. As of January 31, 2004, the Company had incurred costs of $47.9 million related to this project.

DETROIT

The Company participates with the Detroit-based Atwater Casino Group in a joint venture that owns and operates a casino in Detroit, Michigan. This joint venture is one of three groups which negotiated casino development agreements with the City of Detroit. The Company has a 53.5% ownership interest in the joint venture.

On August 2, 2002, the Detroit City Council approved a revised development agreement between the joint venture and the City of Detroit (the "Revised Development Agreement"). Under the Revised Development Agreement, MotorCity Casino is to be expanded into a permanent facility at its current location by December 31, 2005. The permanent facility is currently expected to include 100,000 square feet of casino space, a 400-room hotel, a 1,200-seat theater, convention space, and additional restaurants, retail space and parking. Depending upon market conditions, the availability of additional land and the joint venture's ability to obtain reasonable financing, the joint venture could be required to construct an additional 400 rooms. Under the terms of this agreement, the joint venture had paid the City a total of $39.8 million as of January 31, 2004 and is obligated to pay an additional $4.2 million by May 2004. Also, beginning January 1, 2006, the joint venture is to pay the City 1% of its adjusted casino revenues. If its casino revenues top $400 million in any given calendar year, the payment will be increased to 2% for that calendar year.

Originally, the joint venture's permanent facility was to have been located on land along the Detroit River. The City's Economic Development Corporation issued bonds to finance the City's acquisition of that land, and Bank of America issued letters of credit totaling $49.4 million to secure (and ultimately make) the payments of principal and interest on those bonds. Mandalay then issued letters of credit totaling $49.4 million to back Bank of America's letters of credit. The Company will continue to provide such letters of credit. As part of the Revised Development Agreement, the joint venture will forego the right to receive any of the riverfront land acquired by the City, and will transfer to the City its interest in certain real property previously purchased by the joint venture and the other casino developers. Both the joint venture and Mandalay are subject to a radius restriction prohibiting them from operating additional casinos within approximately 150 miles of Detroit, so long as the laws of the state are not amended to permit more than three casinos within the radius. Additionally, the joint venture is required to indemnify the City for up to $20 million in claims against the City in connection with the acquisition of the riverfront land and in connection with the *Lac Vieux* litigation described below.

The Company has committed to contribute 20% of the costs of the permanent facility in the form of an investment in the joint venture. The joint venture will seek to borrow any additional funds (above Mandalay's equity contribution) which may be necessary to complete the expanded permanent facility. Under the operating agreement, the project costs are to be reviewed every six months. As of January 31, 2004, the Company had contributed 20% of the project costs as most recently determined. The cost of the additional facilities (excluding land, capitalized interest and preopening expenses) is currently estimated to be $275 million. Under the Revised Development Agreement, the Company guaranteed completion of the expanded facility and entered into a keep-well agreement with the City that could require it to contribute additional funds to continue operation of the expanded facility until August 2, 2004. There is no contractual limitation on the amount that the Company may be required to contribute under the completion guarantee or to keep the project operating until August 2, 2004. However, based on the performance of the casino to date, the Company does not expect that these obligations will require the outlay of additional capital.

The joint venture's $150 million credit facility matured June 30, 2003. The Company had guaranteed this credit facility.

Under the terms of the joint venture's operating agreement, Mandalay is to receive a management fee for a period of ten years equal to 1.5% of the cost of the permanent casino facility. The management committee of the joint venture initially determined that Mandalay was entitled to the management fee commencing on the date the Revised Development Agreement was signed, since that agreement provided for the existing facility to become the permanent facility. The management committee ultimately determined that the management fee should not be paid until the permanent casino expansion is completed. As a result, the Company reversed previously accrued management fee income of $1.8 million in the second quarter ended July 31, 2003.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability and casino license to MotorCity Casino. A decision by the Sixth Circuit Court of Appeals in *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al.* held that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The Michigan Gaming Control Board ("MGCB") took the ruling of the Sixth Circuit Court of Appeals under advisement without comment. The District Court declared that the ordinance in its current form is unconstitutional and awarded the Lac Vieux Band attorneys fees and costs totaling $545,094, but rejected the Lac Vieux Band's request to require a rebidding of the three casino licenses, and in addition, rejected the Lac Vieux Band's request to enjoin the City of Detroit from entering into revised development agreements with the three casino developers, including MotorCity Casino. The Lac Vieux Band has appealed the District Court's decision to the Sixth Circuit Court of Appeals. The Sixth Circuit Court of Appeals issued an opinion granting the Lac Vieux Band's motion for an injunction pending appeal, that temporarily enjoins the City of Detroit from issuing building permits for the permanent casino facilities and temporarily enjoins the casino developers from commencing construction of the permanent casino facilities.

The Lac Vieux Band has filed a separate action in the Gogebic County, Michigan, Circuit Court entitled *Lac Vieux Desert Band of Lake Superior Chippewa Indians v. Michigan Gaming Control Board*, in which the Lac Vieux Band has requested the Circuit Court to enter an order requiring the MGCB to revoke the casino licenses issued to the three Detroit casinos, including MotorCity Casino. The action has been stayed pending resolution by the Sixth Circuit Court of Appeals of the Lac Vieux Band's appeal of the District Court decision referenced above.

On November 26, 2003, the Company announced that MotorCity Casino had signed a settlement agreement with the Lac Vieux Desert Band of Lake Superior Chippewa Indians. On April 9, 2004, the District Court approved the settlement. The appeal period has not yet expired and the injunction remains in place. Upon entry of a final order in that case and in the related litigation, MotorCity will pay to the Lac Vieux Tribe $1.5 million, plus attorney's fees. MotorCity will pay an additional $1.5 million approximately 30 days after the first payment. Under the terms of the settlement agreement, MotorCity will pay an additional $5.75 million on the first and second anniversaries of the first payment and $1 million annually for 25 years, beginning on the third anniversary. The occurrence of certain events would suspend, lower and/or terminate the payments. There can be no assurance as to when final resolution will occur with respect to this matter, or what action the courts might take. These payments would satisfy the joint venture's obligations under the indemnity agreement described above with respect to Lac Vieux litigation claims. However, the joint venture would still be liable for claims related to the acquisition of the riverfront land, which potentially are capped at $4 million.

In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan, against the Detroit joint venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeals' *Lac Vieux* decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed; compensatory damages; and disgorgement of all profits "unjustly obtained." The court dismissed this action on the basis that the plaintiff should first seek relief from the MGCB. The plaintiff filed a claim with the MGCB, but has not pursued the claim. The joint venture continues to operate MotorCity Casino.

Any future adverse ruling by the courts in the above lawsuits or in other lawsuits, or any adverse ruling by the MGCB, could affect the joint venture's operation of its current facility, as well as its ability to retain its certificate of suitability and casino license for its expanded permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings. The joint venture's operation of MotorCity Casino is subject to ongoing regulatory oversight, and its ability to proceed with an expanded hotel/casino project is contingent upon the receipt of all necessary governmental approvals, successful resolution of pending litigation and satisfaction of other conditions.

OTHER

The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Mandalay Resort Group:

We have audited the accompanying consolidated balance sheets of Mandalay Resort Group and subsidiaries (the "Company") as of January 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2002 and 2001 financial statements of Elgin Riverboat Resort-Riverboat Casino, owner of Grand Victoria Casino, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $249,040,000 in the Grand Victoria Casino's net assets as of January 31, 2003 and of $48,998,000 and $63,564,000 in that entity's net income for each of the two years in the period ended January 31, 2003 are included in the accompanying financial statements. The 2002 and 2001 financial statements of Grand Victoria Casino were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such entity for 2002 and 2001, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mandalay Resort Group and subsidiaries as of January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 10 and Note 4, respectively, to the consolidated financial statements, the Company adopted Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities – an Amendment of FASB Statement No. 133", as of February 1, 2001, and adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", as of February 1, 2002.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
April 13, 2004

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly the Company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal audit staff.

The Board of Directors fulfills its responsibility for the Company's financial statements through its audit committee, which is composed solely of directors who are not Company officers or employees. The audit committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.

INVESTOR INFORMATION

COMPANY DESCRIPTION

Mandalay Resort Group is in the business of destination entertainment, with a core strength in casino gaming. The Company's asset base, operating cash flow, profit margin, multiple markets and number of customers rank it as a gaming industry leader. In Nevada, Mandalay is prominent in the three regional markets – Las Vegas, Reno and Laughlin. Its Las Vegas properties include Mandalay Bay, Luxor, Excalibur, Circus Circus-Las Vegas and Slots-A-Fun, as well as a 50% interest in Monte Carlo. In Reno, the Company owns Circus Circus-Reno and a 50% interest in Silver Legacy; and in Laughlin, the Colorado Belle and Edgewater. Also in Nevada, the Company owns Gold Strike and Nevada Landing in Jean and Railroad Pass in Henderson. Mandalay has a 50% interest in and operates Grand Victoria in Elgin, Illinois, while in Mississippi it owns Gold Strike Casino Resort. In Detroit, Michigan, the Company owns a 53.5% interest in MotorCity Casino.

DIVIDEND POLICY

Prior to June 12, 2003 Mandalay did not declare or pay any cash dividends on its common stock. On June 12, 2003, Mandalay's board of directors instituted a policy of paying quarterly cash dividends on the common stock. The following table sets forth the quarterly cash dividends declared in fiscal 2004:

Record Date	Payment Date	Dividends per Share
June 26, 2003	August 1, 2003	$.23
October 15, 2003	November 1, 2003	.25
January 15, 2004	February 2, 2004	.27

STOCK LISTING

The common stock of Mandalay Resort Group is listed on the New York Stock Exchange and the Pacific Exchange under the symbol MBG. Stockholders of record on April 9, 2004: 2,638.

ANNUAL MEETING

The annual meeting of stockholders of Mandalay Resort Group will be held Tuesday, July 6, 2004 at 10:30 a.m. Las Vegas time at Mandalay Bay Resort and Casino, 3950 Las Vegas Boulevard South, Las Vegas, Nevada. Record date for the meeting is May 10, 2004.

INDEPENDENT AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT AND REGISTRAR

For changes of address and inquiries related to stock certificates:

Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Tel.1-800-468-9716
Website: www.wellsfargo.com/shareownerservices

INVESTOR COMMUNICATIONS

Glenn Schaeffer
President and Chief Financial Officer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6710

Les Martin
V.P., Chief Accounting Officer and Treasurer
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
Tel. (702) 632-6820

FORM 10-K

Mandalay Resort Group's Fiscal 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided without charge to security holders upon their written request. See Investor Communications.

WEBSITES

Mandalay Resort Group's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports are available free of charge on our corporate website (www.mandalayresortgroup.com) as soon as reasonably practical after they are filed with the Securities and Exchange Commission.

Visit the websites for our various properties through our corporate website located at www.mandalayresortgroup.com.

SAFE HARBOR PROVISION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuation in interest rates), domestic or global economic conditions, changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations).

INVESTOR INFORMATION

STOCK PRICES

Common Stock Prices	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2004 – High	$29.30	$34.97	$42.52	$49.00
– Low	23.40	25.80	34.76	39.16
Fiscal 2003 – High	$37.00	$36.74	$35.30	$31.70
– Low	25.95	23.19	26.05	25.12

Note: The above table sets forth the high and low sale price per share of our common stock as reported on the New York Stock Exchange.

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fiscal year ended January 31, 2004				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$616,510	$644,835	$625,620	$604,134	$2,491,099
Income from operations	137,047	135,804	124,009	93,581	490,441
Income before income tax	68,823	65,487	62,359	35,649	232,318
Net income	44,046	42,336	40,642	22,823	149,847
Basic earnings per share	$ .72	$ .71	$ .65	$ .35	$ 2.40
Diluted earnings per share	$ .69	$ .67	$ .63	$ .35	$ 2.31

	Fiscal year ended January 31, 2003				
(in thousands, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$610,597	$603,659	$595,635	$544,227	$2,354,118
Income from operations	146,594	108,538	116,383	80,791	452,306
Income before income tax	79,442	47,217	52,575	16,100	195,334
Net income	48,858	29,334	33,220	4,191	115,603
Basic earnings per share	$ .71	$ .43	$ .49	$ .06	$ 1.71
Diluted earnings per share	$ .68	$ .41	$ .47	$ .06	$ 1.65

DIRECTORS AND OFFICERS

DIRECTORS

WILLIAM E. BANNEN, M.D.
Vice President Health Care Management
Nevada Anthem Blue Cross Blue Shield

JEFFREY D. BENJAMIN
Senior Advisor
Apollo Management, L.P.
(an investment management firm)

MICHAEL S. ENSIGN
Chairman of the Board, Chief Executive Officer
and Chief Operating Officer
Mandalay Resort Group

MICHAEL D. MCKEE
Vice Chairman and Chief Operating Officer
The Irvine Company (a real estate development
and investment company)

ROSE MCKINNEY-JAMES
President
Energy Works Consulting

DONNA B. MORE
President
More Law Group P.C.

HAROLD J. PHILLIPS
Partner
Moss Adams LLP (a public accounting firm)

WILLIAM A. RICHARDSON
Vice Chairman of the Board
Mandalay Resort Group

GLENN SCHAEFFER
President and Chief Financial Officer
Mandalay Resort Group

OFFICERS

MICHAEL S. ENSIGN
Chairman of the Board, Chief Executive Officer
and Chief Operating Officer

WILLIAM A. RICHARDSON
Vice Chairman of the Board

GLENN SCHAEFFER
President and Chief Financial Officer

YVETTE LANDAU
Vice President, General Counsel and Secretary

LES MARTIN
Vice President, Chief Accounting Officer and Treasurer

LOCATIONS

CIRCUS CIRCUS HOTEL/CASINO-LAS VEGAS
P.O. Box 14967
Las Vegas, NV 89114-4967
Reservations: 1-800-634-3450

CIRCUS CIRCUS HOTEL/CASINO-RENO
P.O. Box 5880
Reno, NV 89513-5880
Reservations: 1-800-648-5010

COLORADO BELLE HOTEL/CASINO
P.O. Box 77000
Laughlin, NV 89029-7000
Reservations: 1-800-458-9500

EDGEWATER HOTEL/CASINO
P.O. Box 30707
Laughlin, NV 89029-0707
Reservations: 1-800-677-4837

EXCALIBUR HOTEL/CASINO
P.O. Box 96778
Las Vegas, NV 89193-6778
Reservations: 1-800-937-7777

GOLD STRIKE CASINO RESORT
P.O. Box 459
Robinsonville, MS 38664
Reservations: 1-888-245-7829

GOLD STRIKE HOTEL/CASINO
P.O. Box 19278
Jean, NV 89019
Reservations: 1-800-634-1359

LUXOR HOTEL/CASINO
P.O. Box 98640
Las Vegas, NV 89193-8640
Reservations: 1-800-288-1000

MANDALAY BAY RESORT & CASINO
P.O. Box 98880
Las Vegas, NV 89193-8880
Reservations: 1-877-632-7000

NEVADA LANDING HOTEL/CASINO
P.O. Box 19278
Jean, NV 89019
Reservations: 1-800-628-6682

RAILROAD PASS HOTEL/CASINO
2800 S. Boulder Highway
Henderson, NV 89015
Reservations: 1-800-654-0877

SLOTS-A-FUN CASINO
P.O. Box 14967
Las Vegas, NV 89114-4967

***GRAND VICTORIA RIVERBOAT CASINO**
250 S. Grove
Elgin, IL 60120

***MONTE CARLO HOTEL/CASINO**
3770 Las Vegas Blvd. South
Las Vegas, NV 89109
Reservations: 1-800-311-8999

***MOTORCITY CASINO**
2901 Grand River Ave.
Detroit, MI 48201

***SILVER LEGACY HOTEL/CASINO**
407 N. Virginia St.
Reno, NV 89501
Reservations: 1-800-687-8733

*a joint venture property

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

General Counsel
Baker, Donelson, Bearman & Caldwell
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 31, 2004, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer.

Annual Meeting of Shareholders
The 2004 annual meeting of shareholders will be held at 6:00 p.m. Eastern Daylight Time on Wednesday, June 16, 2004, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 30, 2004, are invited to attend this meeting.

Stock Market Information
The Company's common stock trades on the NASDAQ Stock Market under the symbol FRED (CUSIP No. 356108-10-0). At April 30, 2004, the Company had an estimated 24,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years. All amounts have been adjusted for a three-for-two stock split distributed in July 2003.

	High	Low	Dividends Per Share
2003			
Fourth	$ 37.99	$ 27.49	$ 0.02
Third	$ 37.80	$ 28.43	$ 0.02
Second	$ 30.16	$ 20.60	$ 0.02
First	$ 22.19	$ 15.04	$ 0.02
2002			
Fourth	$ 20.14	$ 15.49	$ 0.02
Third	$ 23.33	$ 17.40	$ 0.02
Second	$ 26.03	$ 17.50	$ 0.02
First	$ 26.73	$ 18.25	$ 0.02

SIC 5331

FRED'S

4300 New Getwell Road
Memphis, Tennessee 38118


MANDALAY BAY